Exhibit 99.3

ICON p.l.c. and Subsidiaries Consolidated Financial Statements Year ended 31 December 2012 Registered number145835

Directors’ Report and Consolidated Financial Statements

Directors’ and Other Information

Directors	Thomas Lynch (British - Chairman of the Board) (1) (2) (3) (4)
Ciaran Murray (Irish - Chief Executive Officer) (4)
Dr. John Climax (Irish - Non-Executive) (5)
Dr. Ronan Lambe (Irish - Non-Executive) (5)
Dr. Bruce Given (American - Non-Executive) (2) (3)
Prof. Dermot Kelleher (Irish - Non-Executive) (1) (5)
Declan McKeon (Irish - Non-Executive) (1) (3)
Cathrin Petty (British - Non-Executive) (2) (3)
Prof. William Hall (Irish - Non-Executive) (1) (2) (5)

(1) Member of Audit Committee
(2) Member of Compensation and Organisation Committee
(3) Member of Nominating and Governance Committee
(4) Member of Execution Committee
(5) Member of Quality Committee

Company secretary	Diarmaid Cunningham

Registered office	South County Business Park
Leopardstown
Dublin 18

Auditors	KPMG
Chartered Accountants
1 Stokes Place
St. Stephens Green
Dublin 2

Solicitors	A & L Goodbody
International Financial Services Centre
North Wall Quay
Dublin 1

Cahill Gordon Reindel LLP
80 Pine Street
NY10005
USA

Registrars	Computershare Investor Services (Ireland) Limited
Herron House
Corrig Road
Sandyford Industrial Estate
Dublin 18
Bankers
Citibank
Canada Square Canary Warf
London E14 5LB
United Kingdom

JP Morgan Chase Bank N.A.
4 New York Plaza
New York
NY 10004
USA

Directors’ Report

The Directors present their report and audited Consolidated and Company financial statements of ICON p.l.c. (“the Company” or “ICON”), a public limited company incorporated in the Republic of Ireland, and its subsidiary undertakings (“the Subsidiaries”, with the Company and the Subsidiaries being together “the Group”) for the year ended 31 December 2012.

The Company’s ordinary shares are traded on the NASDAQ market. The Company is considered a foreign private issuer in the US and accordingly it is not subject to the same ongoing regulatory requirements as a US registered company with a primary listing on the NASDAQ market.

These Consolidated and Company financial statements (together “the financial statements”) for the year ended 31 December 2012 are prepared in accordance with IFRS as adopted by the EU and meet the reporting requirements pursuant to Irish Company Law.  In addition to the consolidated financial statements contained in this annual report, we also prepare separate consolidated financial statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  The Form 20-F under U.S. GAAP is a separate document, a copy of which may be obtained from the Company’s website www.iconplc.com. IFRS differs in certain respects from U.S. GAAP, details of which are set out on pages 116 to 119 of this annual report.

Principal activities, business review and future developments

The Group is a contract research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Group specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company’s mission is to accelerate the development of drugs that save lives and improve the quality of life. Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

The Group believes that it is one of a select number of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand alone basis or as part of an integrated “full service” solution. At 31 December 2012, the Group had approximately 9,500 employees, in 82 locations in 40 countries. During the year ended 31 December 2011, the Group derived approximately 42.3%, 45.8% and 11.9% of its net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, the Group began operations in 1990 and has expanded the business predominately through internal growth, together with a number of strategic acquisitions to enhance its capabilities and expertise in certain areas of the clinical development process. Its principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

On 15 February 2013, the Group acquired the Clinical Trial Services Division of Cross Country Healthcare, Inc.  Cross Country Healthcare’s Clinical Trial Services Division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision. The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent will be combined with ICON’s FSP division, DOCS, creating a leader in global resourcing and FSP, while AKOS will enhance the services offered by ICON’s medical and safety services team.

On 28 February 2012, the Group acquired PriceSpective LLC (“PriceSpective”), a global leader in value strategy consulting. Headquartered in Philadelphia (USA), and with offices in London (UK), Los Angeles (USA), San Diego (USA), Raleigh (USA) and Boston (USA), PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, health economic outcomes research (HEOR), due diligence support and payer engagement services. Since it’s formation in 2003, PriceSpective has developed strategies for dozens of new product launches, and hundreds of development and in-market products, in over 40 disease areas.

Directors’ Report (continued)

On 15 February 2012, the Group acquired BeijingWits Medical Limited, a leading Chinese CRO, with over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong.

On 17 December 2012 the Company’s shareholders voted in favour of terminating the Company’s ADR programme and replacing its ADRs with a direct listing of its shares on NASDAQ. The company also decided to cancel the Company’s secondary listing on the official list of the Irish Stock Exchange, mainly due to the very low levels of liquidity in the Company’s shares on this exchange.  This followed a review by the Company of its share trading arrangements with the objective of ensuring that the arrangements in place are appropriate to the size, scale and locations of the business, are conducive to supporting a liquid market in the Company’s shares, enhance the Company’s profile and attractions for a wide range of international investors, and that the costs and maintenance of the associated trading arrangements are proportionate to the expected benefits.  The last day of trading of the Company’s shares on the Irish Stock Exchange was 29 January 2013 with the Company’s delisting from the Irish Stock Exchange being effected as of 30 January 2013.  Direct trading of the Company’s shares on NASDAQ commenced on 4 February 2013.

In 2013, the Group looks forward to increasing its geographic presence through the addition of new offices and expanding the scale and range of its service offering.

Results and dividends

The results for the year are as shown on page 27 of these financial statements. The Directors do not propose the payment of a dividend for the year ended 31 December 2012.

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior period, being the key performance indicators used by management. The trends illustrated in the following table may not be indicative of future results.

	Year ended	Year ended
	31 December 2012	31 December 2011
	As a percentage of net revenue		Percentage change in period

Net revenue	100%	100%	17.9%

Direct costs (excluding exceptional items)	64.3%	64.7%	17.2%

Other operating expenses (excluding exceptional items)	29.0%	31.2%	9.5%

Operating profit (excluding exceptional items)	6.7%	4.1%	93.1%

Exceptional items	0.5%	1.0%	(44.6)%

Operating profit (including exceptional items)	6.2%	3.1%	139.7%

Twelve months ended 31 December 2012 compared to twelve months ended 31 December 2011

Net revenue for the year ended 31 December 2012 increased by $169.3 million, or 17.9%, from $945.7 million for the year ended 31 December 2011 to $1,115.0 million for the year ended 31 December 2012.  Net revenue in the Group’s clinical research segment increased by 17.5% from $874.2 million for the year ended 31 December 2011 to $1,027.5 million for the year ended 31 December 2012.  In the Group’s central laboratory business net revenue increased by 22.4% from $71.5 million for the year ended 31 December 2011 to $87.5 million for the year ended December 2012. For the year ended 31 December 2012 approximately 42.3%, 45.8% and 11.9% of the Group’s net revenue was derived in the United States, Europe and Rest of World, respectively.

Directors’ Report (continued)

Results and dividends (continued)

Direct costs (excluding exceptional items) for the year ended 31 December 2012 increased by $105.1 million, or 17.2%, from $612.0 million for the year ended 31 December 2011 to $717.1 million for the year ended 31 December 2012. As a percentage of net revenue, direct costs (excluding exceptional items) have increased from 64.7% for the year ended 31 December 2011 to 64.3% for the year ended 31 December 2012.  In the Group’s clinical research segment, direct costs (excluding exceptional items) increased by 16.5% or $92.7 million during the year ended 31 December 2012. As a percentage of net revenue direct costs (excluding exceptional items) in our clinical research segment have decreased from 64.4% for the year ended 31 December 2011 to 63.9% for the year  ended 31 December 2012. In the Group’s central laboratory business, direct costs (excluding exceptional items) increased by 25.4% or $12.4 million during the year ended 31 December 2012.  As a percentage of net revenue direct costs (excluding exceptional items) in our central laboratory business have increased from 68.2% for the year ended 31 December 2011 to 70.0% for the year ended 31 December 2012.

Other operating expenses (excluding exceptional items) for the year ended 31 December 2012 increased by $28.0 million, or 9.5%, from $294.9 million for the year ended 31 December 2011 to $322.9 million for the year ended 31 December 2012. The increase in other operating expenses (excluding exceptional items) for the period arose primarily from an increase in personnel related expenditure of $21.1 million, a decrease in facilities and related costs of $1.5 million, an increase in other general overhead costs of $4.3 million and an increase in depreciation and amortisation expense of $4.1 million, arising principally as a result of the increased amortisation of acquired intangibles and our continued investment in facilities and equipment to support the Company’s growth. General overhead costs (excluding exceptional items) for the year ended 31 December 2011 included $6.0 million in relation to the release of certain non-recurring tax provisions in both our clinical research and central laboratory business, arising from the receipt of additional information in relation to these items. As a percentage of net revenue, other operating expenses (excluding exceptional items), decreased from 31.2% for the year ended 31 December 2011 to 29.0% for the year ended 31 December 2012.

Exceptional charges of $5.4 million were recorded during the year ended 31 December 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans). During the year ended 31 December 2012 the Company completed a review of its operations to improve resource utilisation throughout the business. This review resulted in the adoption of a restructuring plan, to include resource rationalisations in certain areas of the business and a re-organisation of available office space at the Company’s Philadelphia facility. A restructuring charge of $4.6 million was recognised during the year ended 31 December 2012; $3.4 million in respect of resource rationalisations and $1.2 million in respect of lease termination and exit costs. The Company also incurred certain charges in relation to the retirement of Mr. Peter Gray, Vice Chairman of the Board and former CEO. A non-recurring charge of $0.9 million was recognised in respect of this during the year ended 31 December 2012 (see note 7 Exceptional items for further information).

As a result of the above, income from operations for the year ended 31 December 2012 increased by $40.5 million, or 139.7%, as follows:

	Operating Profit		Operating Margin*
	2012	2011	2012	2011
	(in thousands)
Clinical research	$65,625	$31,242	6.4%	3.6%
Central laboratory	3,944	(2,218)	4.5%	(3.1)%

Total	$69,569	$29,024	6.2%	3.1%
* Operating  profit as a percentage of net revenue

Directors’ Report (continued)

Results and dividends (continued)
Excluding the impact of exceptional items recognised, income from operations for the year ended 31 December 2012 increased by $36.2 million, or 93.1%, as follows:

	Operating Profit		Operating Margin*
	2012	2011	2012	2011
	(in thousands)
Clinical research	$70,905	$39,514	6.9%	4.5%
Central laboratory	4,102	(673)	4.7%	(0.9)%

Total	$75,007	$38,841	6.7%	4.1%
* Operating profit as a percentage of net revenue

Interest expense for the period increased from $2.6 million for the year ended 31 December 2011 to $2.9 million for the year ended 31 December 2012.  Interest expense for the year ended 31 December 2012 includes $0.9 million (2011: $0.8 million) in respect of non-cash finance charges relating to acquisition contingent consideration. Interest income for the period decreased from $2.3 million for the year ended 31 December 2011 to $2.0 million for the year ended 31 December 2012.

Provision for income taxes for the period increased from $9.6 million for the year ended 31 December 2011 to $10.4 million for the year ended 31 December 2012.  The Company’s effective tax rate for the year ended 31 December 2012 was 15.1% compared with 33.2% for the year ended 31 December 2011. Excluding the impact of exceptional items recognised during the year ended 31 December 2012 the Company’s effective tax rate was 14.9% for the year ended 31 December 2012 compared with 27.9% for the year ended 31 December 2011. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

Risks and uncertainties

Details of the principal risks and uncertainties facing the Group are set out in Appendix A of this annual report.

Financial risk management

The Group’s financial instruments comprise cash and cash equivalents, current asset investments, finance lease obligations and negotiated bank facilities.  The main purpose of these financial instruments is to fund the working capital requirements of the Group, the cost of new acquisitions and continued growth.  The principal financial risks facing the Group includes currency rate risk, interest rate risk, credit risk and liquidity risk, further details of which are set out in note 25 to the Consolidated financial statements and note 11 to Company financial statements. The Group does not undertake any trading activity in financial instruments.  The Group did not enter into any material derivative transactions during 2012 or 2011.

Subsequent events

Details of subsequent events are set out in note 30 to the financial statements.

Amendment of the Company’s Articles of Association

The Company's Articles of Association may be amended by a special resolution passed by the shareholders at an annual or extraordinary general meeting of the Company.  A special resolution is passed at a meeting if not less than 75% of the members who vote in person or by proxy at the meeting vote in favour of the resolution. On 17 December 2012 at an Extraordinary General Meeting of the Company, the Articles of Association of the Company were amended in order to facilitate the conversion to a Direct Listing for the ICON Shares on NASDAQ.

Directors’ Report (continued)

Directors and Secretary

In January 2013 Mr Thomas Lynch was appointed Chairman of the Board of Directors of the Company. On 31 December 2012 Dr Bruce Given retired as Chairman of the Board of Directors of the Company. On 21 February 2013 Professor William Hall was appointed a Director of the Company.

On 31 December 2011 Dr Anthony Murphy resigned as Director of the Company. On 1 October 2011 Mr Ciaran Murray was appointed as a Director of the Company and on the same day he resigned as Secretary of the Company.  On 1 October 2011 Mr Diarmaid Cunningham was appointed Secretary of the Company. On 30 September 2011 Mr Peter Gray resigned as Chief Executive Officer and was appointed Vice Chairman of the Company. On 19 July 2012 he resigned as Vice Chairman and Director of the Company.

Details of Directors’ interests in the Group’s shares are set out in note 8 to the financial statements.

Directors’ remuneration

Details of Directors’ remuneration is set out in the note 8 to the Consolidated financial statements.

Directors power to purchase and allot company shares

Subject to the provisions of the Companies Acts 1963 to 2012 the Company may purchase any of its shares.  Every contract for the purchase of shares, or under which the Company may become entitled or obliged to purchase shares in the Company shall be authorised by a special resolution of the Company.  The Company may cancel any shares so purchased or may hold them as treasury shares or re-issue them.

On 27 October 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On 22 November 2011 the Company entered into two separate share repurchase plans of up to $10 million each, covering the periods 23 November 2011 to 31 December 2011 and 1 January 2012 to 20 February 2012 respectively.  On 21 February 2012 the Company entered into a further share repurchase plan of up to $20 million, covering the period 22 February 2012 to 22 April 2012. On  27 April 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period 27 April 2012 to 18 July 2012. On 30 July 2012 the Company entered into a fifth share repurchase plan of up to $10 million, covering the period 30 July 2012 to 26 October 2012. Further details of the share repurchase programme can be found in note 23 to the financial statements.

Rights and Obligations attaching to the Company’s shares

The share capital of the Company is €6,000,000 divided into 100,000,000 ordinary shares of €0.06.  Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the board of Directors of the Company and approved by the shareholders and/or such interim dividends as the board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the Company's ordinary shares. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote with no individual having more than one vote.

Directors’ Report (continued)

Change of control provisions in significant agreements

Certain of the Group’s customer contracts allow the customer to terminate the contract in the event of a change in control of the Company.

The Group has negotiated banking facilities with a number of financial institutions, details of which are set out in note 22 to the financial statements.  Certain of these facilities require repayment of the facility in the event that the Company becomes controlled by any person or persons acting in concert by whom it was not controlled at the date the facility was entered into.

Furthermore certain Group companies have entered capital grant agreements with the Irish government agency, Enterprise Ireland, whereby the Group covenants that the controlling interest in the Company will not change without Enterprise Ireland’s prior written consent, which will not be unreasonably withheld.

Additionally, the Company's share option and restricted share unit plans contain change in control provisions which allow potentially for the acceleration of the vesting and exercisability of outstanding options and awards of restricted share unit in the event that a change in control occurs with respect to the Company. Other potential consequences for outstanding share options and restricted share units of a change in control following a takeover bid include the assumption of outstanding awards by the surviving company, if not ICON, or the substitution of options or restricted stock of its ordinary shares or that of its parent.

Corporate Governance

The Company is listed on the NASDAQ Global Select Market. The Company complies with the corporate governance listing requirements under the NASDAQ marketplace rules. NASDAQ may provide exemptions from certain NASDAQ corporate governance standards to a foreign private issuer if, among other reasons those standards are contrary to a law, rule or regulation of a public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s home country of domicile, provided that the foreign private issuer properly notifies NASDAQ and makes the required disclosure except to the extent that such exemptions would be contrary to United States federal securities laws. The Company, as a foreign private issuer, was granted an exemption in 1998 from provisions set forth in NASDAQ Rule 4350(f), which requires each issuer to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer’s outstanding voting stock.  The Company’s Articles of Association require that only 3 members be present, in person or by proxy, at a shareholder meeting to constitute a quorum.  This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

On 16 April 2013, the Company notified NASDAQ that it has elected to follow Irish company law practice in lieu of the requirements of (i) NASDAQ Listing Rule 5635(c) and IM-5635-1, which require shareholder approval prior to the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants, (ii) NASDAQ Listing Rule 5602(b)(2), which requires that independent directors hold regularly scheduled meetings at which only independent directors are present and (iii) such other requirements of NASDAQ Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to provisions of NASDAQ Listing Rule as may be specified in ICON’s Form 20-F.  The Company's practices with regard to these requirements are not prohibited by Irish law.

Directors’ Report (continued)

Significant shareholdings

The Company has been notified of the following shareholdings in excess of 3% of the issued share capital of the Company at 31 December 2012:

Name	%	Number of Shares

Artisan Partners Limited Partnership	9.6	5,799,717
Earnest Partners, LLC	8.9	5,391,736
Neuberger Berman LLC	8.7	5,280,353
Wellington Management Company LLP	5.2	3,158,246
Wasatch Advisors, Inc.	5.1	3,107,163
All Directors and Officers as a group	4.2	2,534,112

Subsidiary undertakings

The information required by the Companies Act, 1963 in relation to subsidiary undertakings is presented in note 31 to the financial statements.

Political donations

The Group made no disclosable political donations in the period.

Going concern

The Directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future.  For this reason, the Group continues to adopt the going concern basis in preparing the financial statements.

Books of account

The Directors believe that they have complied with the requirements of Section 202 of the Companies Act, 1990 with regard to books of account by employing accounting personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the Company are maintained at the registered office.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

Declan McKeon Director	Ciaran Murray Director

Statement of Directors’ Responsibilities

Directors’ Responsibilities Statement

The Directors are responsible for preparing the Consolidated and Company financial statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company financial statements for each financial year.  Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU and have elected to prepare the Company financial statements in accordance with IFRSs as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2012.

The Group and Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group and Company. The Companies Acts 1963 to 2012 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company financial statements, the Directors are required to:
●	select suitable accounting policies and then apply them consistently;
●	make judgments and estimates that are reasonable and prudent;
●	state that the financial statements comply with the IFRSs as adopted by the EU, and in the case of the Company, as applied in accordance with the Companies Acts 1963 to 2012; and
●	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Acts 1963 to 2012 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and Company and to prevent and detect fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website.  Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the board

Declan McKeon Director	Ciaran Murray Director

Independent Auditor’s Report to the Members of ICON plc

We have audited the Group and Company financial statements (‘‘financial statements’’) of ICON Plc for the year ended December 31, 2012 which comprise the Consolidated Income Statement, the Consolidated and Company Statements of Financial Position, the Consolidated and Company Statements of Cash Flow, the Consolidated Statements of Comprehensive Income, the Consolidated and Company Statements of Changes in Equity and the related notes.  The financial reporting framework that has been applied in their preparation is Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and, as regards the Company financial statements, as applied in accordance with the provisions of the Companies Acts 1963 to 2012.

This report is made solely to the Company’s members, as a body, in accordance with section 193 of the Companies Act 1990.  Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibilities Statement set out on page 10, the Directors are responsible for the preparation of the financial statements giving a true and fair view.  Our responsibility is to audit and express an opinion on the financial statements in accordance with Irish law and International Standards on Auditing (UK and Ireland).  Those standards require us to comply with the Ethical Standards for Auditors issued by the Auditing Practices Board.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error.  This includes an assessment of: whether the accounting policies are appropriate to the Group’s and Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.  In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements.  If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion:
●
the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group’s affairs as at 31 December 2012 and of its profit for the year then ended;

●
the Company statement of financial position gives a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Acts 1963 to 2012, of the state of the Company’s affairs as at 31 December 2012; and

●	the financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2012 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Matters on which we are required to report by the Companies Acts 1963 to 2012

We have obtained all the information and explanations which we consider necessary for the purposes of our audit.

The Company’s statement of financial position is in agreement with the books of account and, in our opinion, proper books of account have been kept by the Company.

In our opinion the information given in the Directors’ report is consistent with the financial statements.

The net assets of the Company, as stated in the statement of financial position are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2012 a financial situation which under Section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

Independent Auditor’s Report to the Members of ICON plc (continued)

Matters on which we are required to report by exception

We have nothing to report in respect of the following:
Under the Companies Acts 1963 to 2012 we are required to report to you if, in our opinion, the disclosures of Directors’ remuneration and transactions specified by law are not made.

________________

Sean O’Keefe (Senior Statutory Auditor)
For and on behalf of KPMG, Statutory Auditor
Chartered Accountants
Registered Auditor
1Stokes place
St Stephens Green
Dublin, Ireland
23 April 2013

Statement of Accounting Policies

Statement of compliance

The Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) that are adopted by the European Union (EU) that are effective at 31 December 2012.  The Directors have elected to prepare the Company financial statements in accordance with IFRS as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2012. In accordance with the Companies Acts 1963 to 2012, a company that publishes its Group and Company financial statements together, can take advantage of the exemption in Section 148(8) of the Companies Act 1963 from presenting to its members a Company income statement and related notes that form part of the approved Company financial statements.

The Group financial statements have been prepared in accordance with the amendment to IAS 1 Presentation of Financial Statements.  This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised standard aims to improve users’ ability to analyse and compare information given in financial statements.

Basis of preparation

These Group and Company financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($ ‘000), except where otherwise indicated, this being the reporting currency of the Group. They are prepared on the historical cost basis, except for the measurement at fair value on date of grant of share options, the UK defined benefit pension plan and certain deferred contingent consideration payable on acquisitions.  Accounting policies are applied consistently with the prior year.

Key accounting policies which involve significant estimates and judgments

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Estimates and judgments are based on historical experience and on other factors that are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following are the critical areas requiring estimates and judgments by management.

Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in each accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there have been no material differences arising from these judgments and estimates. Revenues are earned by providing a number of different services to clients. These services include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services. Revenue for services, as rendered, are recognised only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable, risks and rewards have transferred and collectability is reasonably assured.

Customers are invoiced upon the achievement of specified contractual milestones. This mechanism, which allows the Group to receive payment from customers throughout the duration of the contract, is not reflective of revenue earned. Revenues are recognised over the period from the awarding of the customer’s contract to study completion and acceptance. This requires an estimate of the total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. The Group regularly reviews the estimate of total contract time to ensure such estimates remain appropriate taking into account actual contract stage of completion, remaining time to complete and any identified changes to the contract scope. Remaining time to complete depends on the specific contract tasks and the complexity of the contract and can include geographical site selection and initiation, patient enrolment, patient testing and level of results analysis required. While the group may routinely adjust time estimates, the estimates and assumptions have historically been accurate in all material respects in the aggregate.

Statement of Accounting Policies (continued)

Key accounting policies which involve significant estimates and judgments (continued)

If the Group does not reasonably estimate the resources required or the scope of the work to be performed, or does not manage its projects properly within the planned cost or satisfy obligations under the contracts, then future results may be significantly and negatively affected.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if facts or circumstances warrant such a review.  Goodwill is evaluated for impairment by comparing the recoverable amount of the cash-generating unit to the carrying amount of the cash-generating unit to which the goodwill relates. If the recoverable amount is less than the carrying amount an impairment is determined.

The recoverable amount of the cash-generating unit is determined using a value-in-use computation based upon discounted net present value cash flow projections for the business.  The cash flow projections are for a period of five years forward together with a terminal value calculated in accordance with the Gordon’s terminal value model. Management’s estimates of future cash flows are based upon anticipated growth rates within the CRO industry, expected growth in the Group’s market share and past experience.  The key assumptions applied in determining expected future cash flows include management’s estimate of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations.  The Group’s cash flow model is adjusted each year for actual and expected changes in performance.

Use of different estimates or judgments, particularly with respect to expected profitability could result in a material impairment charge.  The Group believes reasonable estimates and judgments have been used in assessing the recoverable amounts of its cash-generating units.

Taxation

Given the global nature of the business and the multiple taxing jurisdictions in which the Group operates, the determination of the Group’s provision for income taxes requires significant judgments and estimates, the ultimate tax outcome of which may not be certain.  Although estimates are believed to be reasonable, the final outcome of these matters may be different than those reflected in the historical income tax provisions and accruals.  Such differences could have a material effect on the income tax provision and results in the period during which such determination is made.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities.  In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, and projected future taxable income in making this assessment, there can be no assurance that these deferred tax assets may be realisable.

In addition, the Group may also be subject to audits in the multiple taxing jurisdictions in which it operates.  These audits can involve complex issues which may require an extended period of time for resolution.  Management believe that adequate provisions for income taxes have been made in the financial statements.

Statement of Accounting Policies (continued)

Key accounting policies which involve significant estimates and judgments (continued)

Contingent Consideration relating to Business Combinations

The Group has concluded a number of business combinations in recent years.  The fair value of the consideration of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control. The fair value of the consideration of a business combination may include a portion which is contingent upon the achievement of certain future events, such as the achievement of a particular revenue or earnings target.  Where a business combination agreement provides for such additional consideration, the amount of the estimated consideration is recognised on the acquisition date at fair value.  The accounting treatment of any changes to the estimate in subsequent periods will depend on the classification of the contingent consideration.  If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity.  If the contingent consideration is classified as an asset or liability any adjustment will be accounted for through the consolidated incomes statement.

Significant management judgments and estimates are required in estimating the acquisition date fair value of the additional consideration.  Changes in business conditions or the performance of the acquired business could lead to a significant change between our estimate of the acquisition date fair value and amounts payable, which could have a serious impact on our results of operations.

Adoption of new IFRS’s and International Financial Reporting Interpretations Committee (IFRIC) Interpretations

IFRS and IFRIC Interpretations adopted during the financial year

The Group has adopted the following new and revised IFRS and IFRIC interpretations in respect of the 2012 financial year-end:

●	IAS 12 Income Taxes (amendment) effective 1 January 2012

●	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1) effective 1 July 2012

The application of the standards and interpretations noted above did not result in material changes in the Group’s Consolidated Financial Statements.

IFRS and IFRIC Interpretations effective in respect of the 2013 and future financial year-ends

The Group has not applied the following standards and interpretations that have been issued which are not yet effective:

●	IAS 19 Employee benefits (amendment) effective 1 January 2013

●	IFRS 13 Fair Value Measurement effective 1 January 2013

●	IFRIC Interpretation 20 Stripping Costs in the Production Phase effective 1 January 2013

●	Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendment to IFRS 7) effective 1 January 2013

●	IAS 27 Separate Financial Statements effective 1 January 2013

●	IAS 28 Investments in Associates and Joint Ventures effective 1 January 2013

●	IFRS 10 Consolidated Financial Statements effective 1 January 2013

●	Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32) effective 1 January 2014

●	IFRS 10 Consolidated Financial Statements effective 1 January 2014

Statement of Accounting Policies (continued)

IFRS and IFRIC Interpretations effective in respect of the 2013 and future financial year-ends (continued)

●	IFRS 11 Joint Arrangements effective 1 January 2014

●	IFRS 12 Disclosure of Interests in Other Entities effective 1 January 2014

●	IFRS 9 Financial Instruments (2010) effective 1 January 2015*

           *IFRS 9 is not EU endorsed. The Group only apply EU endorsed IFRS

The application of the standards and interpretations noted above is not expected to result in significant changes in the Group’s Consolidated Financial Statements.

Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s financial statements.

Basis of consolidation

The Group financial statements consolidate the financial statements of ICON plc and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. Financial statements of subsidiaries are prepared for the same reporting year as the Company and where necessary, adjustments are made to the results of subsidiaries to bring their accounting policies into line with those used by the Group.   The Group will continue to prepare the individual statutory financial statements of subsidiary companies under GAAP applicable in their country of incorporation but adjustments have been made to the results and financial position of such companies to bring their accounting policies into line with those of the Group.

All inter-company balances and transactions, including unrealised profits arising from inter-group transactions, have been eliminated in full. Unrealised losses are eliminated in the same manner as unrealised gains except to the extent that there is evidence of impairment.

Foreign currency translation

The presentation currency of the Group and Company is US dollars ($).  The functional currency of the Company is Euros.  The Company financial statements have been presented in US dollars due to the Company’s international operations and profile.  Results and cash flows of non-dollar denominated undertakings are translated into dollars at the actual exchange rates at the transaction dates or average exchange rates for the year where this is a reasonable approximation. The related statements of financial position are translated at the rates of exchange ruling at the reporting date. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation and are recorded at the exchange rate at the date of the transaction, and subsequently retranslated at the applicable closing rates.  Adjustments arising on translation of the results of non-dollar undertakings at average rates, and on the restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity.

Transactions in currencies different to the functional currencies of operations are recorded at the rate of exchange ruling at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated into the functional currency at the rate of exchange at the reporting date.  All translation differences, with the exception of translation differences on long term intercompany balances where repayment is not foreseen, are taken to the income statement. Transaction differences on long term intercompany balances where repayment is not foreseen are treated as other comprehensive income in the statement of comprehensive income.

Statement of Accounting Policies (continued)

Foreign currency translation (continued)

The principal exchange rates used for the translation of results, cash flows and statements of financial position into US dollars were as follows:

	Average		Year end
	Year to 31 December 2012	Year to 31 December 2011	31 December 2012	31 December 2011
Euro 1:$	1.2876	1.3991	1.3193	1.2961

Pound Sterling 1:$	1.5832	1.6050	1.6255	1.5413

On disposal of a foreign operation, accumulated currency translation differences, together with any exchange differences on foreign currency borrowings that provide a hedge of the net investment are recognised in the income statement as part of the overall gain or loss on disposal; the cumulative currency translation differences arising prior to the transition date have been set to zero for the purposes of ascertaining the gain or loss on disposal of a foreign operation subsequent to 1 June 2004.

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment losses.

Depreciation is calculated to write off the original cost of property, plant and equipment less its estimated residual value over its expected useful life on a straight line basis. Residual values and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each reporting date. At present it is estimated that all items of property, plant and equipment have no residual value. The estimated useful lives applied in determining the charge to depreciation are as follows:

Years
Buildings	40
Computer equipment	2-8
Office furniture and fixtures	8
Laboratory equipment	5
Motor vehicles	5

Leasehold improvements are amortised using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter. Assets acquired under finance leases are depreciated over the shorter of their useful economic life and the lease term.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

The carrying amounts of the Group’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. Where such an indication exists an impairment review is carried out. An impairment loss is recognised whenever the carrying amount of an asset or its cash generation unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is firstly dealt with through the revaluation reserve with any residual amount being transferred to the income statement.

Statement of Accounting Policies (continued)

Property, plant and equipment (continued)

Subsequent costs are included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Leased assets – as lessee

Finance leases, which transfer to the Group substantially all the risks and benefits of ownership of the leased asset, are capitalised at the inception of the lease at the fair value of the leased asset or if lower the present value of the minimum lease payments.  The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.  Lease payments are apportioned between the finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are charged to the income statement as part of finance costs.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases.  Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. Lease incentives are recognised over the term of the lease as an integral part of the total lease expense.

Investments in subsidiaries - company

Investments in subsidiary undertakings are stated at cost less provision for impairment in the Company’s statement of financial position. Loans to subsidiary undertakings are initially recorded at fair value in the Company statement of financial position and subsequently at amortised cost using an effective interest rate methodology.

Business combinations

The fair value of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control plus the fair value of any investment previously held in the entity. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognised on the acquisition date at the acquisition date fair value of this contingent consideration. The accounting treatment of any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as an asset or liability any adjustments will be accounted for through the consolidated income statement.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are re-determined at the date of each transaction. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting. Acquisition costs are expensed as incurred.

Statement of Accounting Policies (continued)

Goodwill

The Group measures goodwill at the acquisition date as the fair value of the consideration transferred plus the recognised amount of any non-controlling interests in the acquiree, plus if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed. Goodwill on the acquisition of subsidiaries is included in ‘intangible assets – goodwill and other’.

At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the proportion of the cash-generating unit retained.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill relating to acquisitions post 1 June 2001 and the deemed cost of goodwill carried in the statement of financial position at 1 June 2001 is not amortised. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment of non financial assets

The carrying amounts of the Group’s assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated.  An estimate of the recoverable amount of goodwill is carried out at each reporting date.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount.  Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units and then, to reduce the carrying amount of other assets in the unit on a pro rata basis.

The recoverable value of assets, other than receivables carried at amortised cost and short term receivables, is the greater of their net selling price and value in use. Value in use is assessed by discounting estimated future cash flows of the asset to their present value or discounting the estimated future cash flows of the cash generating unit where the asset does not generate independent cash flows. Estimated cash flows are discounted using a pre tax discount rate reflecting current market estimates of the time value of money and the risks specific to the asset.

The recoverable amount of receivables carried at amortised cost is calculated by discounting the present value of estimated future cash flows of the asset to their present value, discounted at the original effective interest rate.  Receivables with a short duration of less than six months are not discounted.

Impairment losses in respect of receivables carried at amortised cost are reversed if subsequent increases in the recoverable amount of the asset can be related objectively to an event occurring after the impairment loss was recognised.

Impairment losses in respect of other assets, other than goodwill, are reversed if there has been a change in the estimates used to determine recoverable amount.  Impairment losses are reversed only to the extent that the carrying amount of the asset does not exceed the carrying value that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.  Impairment losses in respect of goodwill are not reversed.

Statement of Accounting Policies (continued)

Intangible assets

Other intangible assets are stated at cost less accumulated amortisation and impairment losses. Useful lives of intangibles are reviewed and adjusted if appropriate at each reporting date. Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, currently estimated as follows:

Years
Computer software	2-8
Customer relationships	3-11
Volunteer list	6
Order backlog	0.8-4
Technology Asset	7.5
Tradename	4.5-5
Non-compete arrangements	3-5

Inventories

Inventories, which comprise laboratory inventories, are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Cost in the case of raw materials comprises the purchase price and attributable costs, less trade discounts. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

Trade and other receivables

Trade and other receivables are initially measured at fair value and are thereafter measured at amortised cost using the effective interest rate method less any provision for impairment.  A provision for impairment of trade receivables is recognised when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.  Impairment losses, and any subsequent recovery of such losses, are recognised in the income statement within ‘other operating expenses’.

Current asset investments – available for sale

Financial instruments held are classified as current assets and are stated at fair value, with any resultant gain or loss recognised as other comprehensive income in the statement of comprehensive income. The fair value of financial instruments classified as available-for-sale is their market price at the reporting date.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Statement of Accounting Policies (continued)

Government grants

Government grants received that compensate the Group for the cost of an asset are recognised in the statement of financial position initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Such grants are recognised in the income statement over the useful economic life of the asset which is consistent with the depreciation policy of the relevant asset.

Grants that compensate the Group for expenses incurred are recognised in the income statement in the same periods in which the expenditure to which they relate is charged.

Under grant agreements amounts received may become repayable in full or in part should certain circumstances specified within the grant agreements occur, including downsizing by the Group, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets. The Group has not recognised any such loss contingency having assessed as remote the likelihood of these events arising.

Interest bearing loans and borrowings

Interest bearing borrowings are recognised initially at fair value. Subsequent to initial recognition, current and non-current interest bearing loans and borrowings are measured at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Provisions

A provision is recognised in the statement of financial position when the Group has a present or legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.  If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly.  Future operating costs are not provided for.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Provisions may also include an element of contingent acquisition consideration.

Share capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where ordinary shares are repurchased by the Company they are cancelled and the nominal value of the shares is transferred to a capital redemption reserve fund within equity.

Statement of Accounting Policies (continued)

Employee benefits

(a) Pension and other post-employment benefits
Certain companies within the Group operate defined contribution pension plans.  A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.  Contributions to defined contribution pension plans are expensed as incurred.

The Company operates a defined benefit pension plan for certain of its United Kingdom employees through a subsidiary.  A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Obligations for contributions to defined benefit contribution pension plans are recognised as an expense in the income statement as service is received from the relevant employees.

The Group’s net obligation in respect of the defined benefit pension plan is calculated separately by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of plan assets deducted.  The discount rate used is the yield at the reporting date on iboxx AA 15 index plus 50 basis points. The calculation is performed by a qualified actuary using the projected unit credit method. Returns on the scheme assets are recorded in the finance income line in the income statement while interest on the scheme liabilities are recorded in the financing expense line. When benefits of a plan are improved, the portion of the increased benefit relating to the past service by employees is recognised as an expense in the Income Statement on a straight line basis over the average period until the benefits become vested.  To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 June 2004, the date of transition to IFRSs, were recognised and adjusted against retained earnings.  Actuarial gains and losses arising after this date are recognised as other comprehensive income immediately in the Statement of Comprehensive Income.

(b) Share-based payments
Share-based payments comprise options to acquire ordinary shares in the Company and restricted share units (RSUs) in the form of ordinary share entitlements after a certain period of time. These are awarded to the certain key employees of the Group based on service conditions such as term of employment and individual performance. The fair value of options and RSUs granted is recognised as an employee expense with a corresponding increase in equity.  The fair value is measured at grant date and spread over the period during which the Directors and other employees become unconditionally entitled to the options or RSU.  The fair value of options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The fair value of RSU’s is equal to the market price at date of grant. The total amount to be expensed is determined by reference to the fair value of the options or RSUs granted, excluding the impact of any non-market service and performance vesting conditions (for example profitability, sales growth targets). Non-market vesting conditions are included in assumptions about the number of options or RSU’s that are expected to vest. The amount recognised as an expense is adjusted to reflect the actual number of share options or RSU’s that vest.

Share-based payments - Company
The Company operates a number of share-based payment plans the details of which are presented in note 10 Share-Based Compensation to the Consolidated Financial Statements. The share-based payment expense associated with the share-based payment plans is recognised by the entity which receives services in exchange for the share-based compensation. Share-based payment expense is recognised over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest.  Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Statement of Accounting Policies (continued)

Share-based payments – Company (continued)

The income statement of the Company is charged with the expense related to the services received by the Company. The remaining portions of the share-based payments represent a contribution to Company entities and are added to the carrying amount of those investments. Under an agreement, the subsidiaries pay the Company an amount equal to the value of the ordinary shares issued that is in excess of the award exercise price with such amount reducing the Company's investment in its subsidiaries. The net effect of the grant date fair value of the Company’s share-based compensation to employees of the Company’s subsidiaries and recharges received from those subsidiaries is presented as a movement in financial fixed assets. For more information on financial fixed assets see note 3, Investment in subsidiaries, in the company only financial statements below.

Statement of Accounting Policies (continued)

Revenue recognition

The Group primarily earns revenues by providing clinical research services to its customers. Clinical research services include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services.  Contracts range in duration from a number of months to several years. Revenue is recognised according to the type of service provided as follows:

Clinical trials management revenue is recognised on a proportional performance method. Depending on the contractual terms, revenue is either recognised on the percentage of completion method, based on the relationship between hours incurred and the total estimated hours of the trial, or on the unit of delivery method. Biometrics revenue is recognised on a fee-for-service method on the basis of the number of units completed in a period as a percentage of the total number of contracted units.  Imaging revenue is recognised on a fee-for- service basis. Consulting revenue is recognised on a fee-for-service basis as the related service is performed.Contract staffing revenue is recognised on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client.

Informatics revenue is recognised on a fee-for-service basis. Informatics contracts are treated as multiple element arrangements, with contractual elements comprising licence fee revenue, support fee revenue and revenue from software services, each of which can be sold separately. Sales prices for contractual elements are determined by reference to objective and reliable evidence of their sales price. Licence and support fee revenues are recognised rateably over the period of the related agreement. Revenue from software services is recognised using the percentage of completion method based on the relationship between hours incurred and the total estimated hours required to perform the service.

Laboratory service revenue is recognised on a fee-for-service basis. The Group accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Fair values for contractual elements are determined by reference to objective and reliable evidence of their fair values. Non-refundable set-up fees are allocated as additional consideration to the contractual elements based on the proportionate fair values of each of these elements. Revenues for contractual elements are recognised on the basis of the number of deliverable units completed in the period.

Contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, volume of services or conditions of the contract. Renegotiated amounts are recognised as revenue by revision to the total contract value arising as a result of an authorised customer change order. Provisions for losses to be incurred on contracts are recognised in full in the period in which it is determined that a loss will result from performance of the contractual arrangement.

The difference between the amount of revenue recognised and the amount billed on a particular contract is included in the statement of financial position as unbilled revenue.  Normally, amounts become billable upon the achievement of certain milestones, in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognised over the period in which the specified contractual obligations are fulfilled.  Amounts included in unbilled revenue are expected to be collected within one year and are included within current assets. Advance billings to customers, for which revenue has not been recognised, are recognised as payments on account within current liabilities.

In the event of contract termination, if the value of work performed and recognised as revenue is greater than aggregate milestone billings at the date of termination, cancellation clauses provide that the Group is paid for all work performed to the termination date.

Statement of Accounting Policies (continued)

Reimbursable expenses

Reimbursable expenses comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract and are deducted from gross revenue in arriving at net revenue. Investigator payments are accrued based on patient enrolment over the life of the contract.  Investigator payments are made based on predetermined contractual arrangements, which may differ from the accrual of the expense.

Direct costs

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs.

Other operating expenses

Other operating expenses consist of compensation, associated employee benefits and share-based payments for non-project-related employees and other indirect costs associated with the business. Other operating expenses also includes depreciation expense and the amortisation of intangible assets.

Exceptional items

The Company has used the term “exceptional” to describe certain items which, in management’s view, warrant separate disclosure by virtue of their size or incidence, or due to the fact that certain gains or losses are determined to be non-recurring in nature.  Exceptional items may include restructuring, significant impairments, and material changes in estimates.

Research and development credits

Research and development credits that are provided under the income tax law of the jurisdictions in which the Group operates generally are recognised as a reduction of income tax expense.  However, certain tax jurisdictions provide refundable credits that are not dependent on the Group’s ongoing tax status or tax position.  In these circumstances the credits are recognised in the income statement in the same periods in which the expenditure to which they related to is charged as a deduction against the related expense.

Financing expense

Financing expense comprises interest payable on borrowings calculated using the effective interest rate method, finance charges on finance leases, foreign exchange gains and losses on bank loans, interest costs on defined benefit obligations, non-cash finances charge in respect of contingent consideration and gains and losses on hedging instruments that are recognised in the income statement.

Financing expense also includes fees paid on the establishment of loan facilities which are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. These fees are deferred and recognised in the Statement of Financial Position and are then amortised to the Consolidated Income Statement over the term the facility is available to the Group.

Financing income

Interest income is recognised in the income statement as it accrues, using the effective interest rate method and includes interest receivable on funds invested and actuarial gains on pension plan assets.

Statement of Accounting Policies (continued)

Income tax

Income tax expense in the income statement represents the sum of income tax currently payable and deferred income tax.

Income tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are not taxable or deductible. The Group’s liability for income tax is calculated using rates that have been enacted or substantially enacted at the reporting date. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Deferred income tax is provided, using the liability method, on all differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes except those arising from non-deductible goodwill or on initial recognition of an asset or liability which affects neither accounting nor taxable profit.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is expected to be realised or the liability to be settled.

Deferred tax assets are recognised for all deductible differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit would be available to allow all or part of the deferred income tax asset to be utilised.

Earnings per ordinary share

Basic earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the financial period.

Diluted earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue after adjusting for the effects of all potential dilutive ordinary shares that were outstanding during the financial period.

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group determines and presents operating segments based on the information that internally is provided to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who together are considered the Group’s chief operating decision maker. An operating segment’s operating results are reviewed regularly by the CEO and CFO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO and CFO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment and intangible assets other than goodwill.

Consolidated Income Statement

		Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
		31 December	31 December	31 December	31 December	31 December	31 December
	Note	2012	2012	2012	2011	2011	2011
		Excluding		Including	Excluding		Including
		Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items
		$’000	$’000	$’000	$’000	$’000	$’000

Gross revenue		1,503,993	-	1,503,993	1,296,509	-	1,296,509
Reimbursable expenses		(388,987)	-	(388,987)	(350,780)	-	(350,780)
Net revenue	1	1,115,006	-	1,115,006	945,729	-	945,729

Direct costs	7	(717,140)	(994)	(718,134)	(612,038)	(5,838)	(617,876)
Other operating expenses	7	(322,859)	(4,444)	(327,303)	(294,850)	(3,979)	(298,829)
Operating profit		75,007	(5,438)	69,569	38,841	(9,817)	29,024

Financing income	3	2,046	-	2,046	2,335	-	2,335
Financing expense	4	(2,911)	-	(2,911)	(2,573)	-	(2,573)

Profit before taxation		74,142	(5,438)	68,704	38,603	(9,817)	28,786
Income tax expense	5,7	(11,063)	705	(10,358)	(10,787)	1,231	(9,556)

Profit for the financial year		63,079	(4,733)	58,346	27,816	(8,586)	19,230

Attributable to:

Equity holders of the Company	24	63,079	(4,733)	58,346	27,816	(8,586)	19,230

Earnings per ordinary share

Basic	6	-	-	0.97	-	-	0.32

Diluted	6	-	-	0.96	-	-	0.31

On behalf of the Board

Declan McKeon Director	Ciaran Murray Director

Consolidated Statement of Comprehensive Income
for the year ended 31 December 2012

		Year ended	Year ended
		31 December	31 December
	Note	2012	2011
		$’000	$’000

Other Comprehensive Income

Items that will not be reclassified to profit or loss:

Acturial gain/(loss) recognised on defined benefit pension scheme	9	510	(4,365)

Total items that will not be reclassified to profit or loss		510	(4,365)

Items that are or may be reclassified subsequently to profit or loss:

Currency translation differences	24	4,494	(11,348)

Currency impact on long-term intercompany funding	24	1,982	(802)

Tax on currency impact on long-term funding	24	(356)	294

Unrealised capital gain/(loss) on investments	24	861	(622)

Deferred tax movement on unexercised options	5	119	-

Tax benefit excess on exercised options	24	1,274	681

Total items that are or may be reclassified to profit or loss		8,374	(11,797)

Other comprehensive income for the year, net of tax		8,884	(16,162)

Profit for the financial year		58,346	19,230

Total comprehensive income for the financial year		67,230	3,068

Attributable to:
Equity holders of the Company		67,230	3,068

Total comprehensive income for the financial year		67,230	3,068

On behalf of the Board

Declan McKeon Director	Ciaran Murray Director

Consolidated Statement of Financial Position
as at 31 December 2012

		31 December	31 December
	Note	2012	2011
ASSETS		$’000	$’000
Non-current assets
Property, plant and equipment	11	125,428	129,389
Intangible assets – goodwill and other	12	406,845	334,736
Other non-current assets	16	11,352	10,601
Deferred tax assets	5	14,636	6,524
Total non-current assets		558,261	481,250

Current assets
Inventories	14	2,962	2,787
Accounts receivable	15	285,419	201,338
Unbilled revenue		112,483	126,850
Other current assets	16	27,812	26,409
Current taxes receivable		28,006	18,455
Current asset investments	17	76,183	54,940
Cash and cash equivalents	18	114,047	119,237
Total current assets		646,912	550,016

Total assets		1,205,173	1,031,266

EQUITY
Share capital	23	5,067	5,055
Share premium		172,963	160,090
Share based payment reserve	24	45,179	39,429
Capital redemption reserve	24	100	44
Other reserves	24	7,988	7,422
Foreign currency translation reserve	24	(5,387)	(11,507)
Current asset investment - fair value reserve	24	239	(622)
Retained earnings	24	540,292	491,937
Total equity attributable to equity holders		766,441	691,848

LIABILITIES
Non-current liabilities
Non-current other liabilities	19	15,739	9,486
Non-current provisions	20	-	11,903
Deferred tax liabilities	5	4,062	7,069
Total non-current liabilities		19,801	28,458

Current liabilities
Accounts payable		8,149	5,340
Payments on account		219,467	150,792
Accrued and other liabilities	19	133,905	104,478
Provisions	20	47,190	41,489
Current tax payable		10,220	8,861
Total current liabilities		418,931	310,960

Total liabilities		438,732	339,418

Total equity and liabilities		1,205,173	1,031,266

On behalf of the Board

Declan McKeon Director	Ciaran Murray Director

Consolidated Statement of Changes in Equity
for the year ended 31 December 2012

	Number	Share	Share	Capital	Share Based	Other	Currency	Current Asset Investment	Retained
	of shares	Capital	Premium	Redemption Reserve	Payment Reserve	Reserves	Reserve	Fair value Reserve	Earnings	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2012	60,135,603	5,055	160,090	44	39,429	7,422	(11,507)	(622)	491,937	691,848
Total comprehensive income for the year:
Profit for the year	-	-	-	-	-	-	-	-	58,346	58,346
Other Comprehensive Income:
Foreign currency translation	-	-	-	-	-	-	4,494	-	-	4,494
Currency impact on long-term funding	-	-	-	-	-	-	1,982	-	-	1,982
Tax on currency impact of long term funding	-	-	-	-	-	-	(356)	-	-	(356)
Unrealised capital loss on investments	-	-	-	-	-	-	-	861	-	861
Tax benefit excess on exercise of options	-	-	-	-	1,274	-	-	-	-	1,274
Employee benefits	-	-	-	-	-	-	-	-	510	510
Deferred tax movement on unexercised options	-	-	-	-	119	-	-	-	-	119

Total other comprehensive income	-	-	-	-	1,393	-	6,120	861	510	8,884

Total comprehensive income for the year	-	-	-	-	1,393	-	6,120	861	58,856	67,230
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	-	10,217	-	-	-	-	10,217
Exercise of share options	890,236	68	12,947	-	-	-	-	-	-	13,015
Share issue costs	-	-	(74)	-	-	-	-	-	-	(74)
Repurchase of ordinary shares	(738,341)	(56)	-	56	-	-	-	-	(15,605)	(15,605)
Share repurchase costs	-	-	-	-	-	-	-	-	(190)	(190)
Transfer of exercised and expired share–based awards	-	-	-	-	(5,860)	-	-	-	5,860	-
Non-distributable reserves	-	-	-	-	-	566	-	-	(566)	-

Total contributions by and distributions to owners	151,895	12	12,873	56	4,357	566	-	-	(10,501)	7,363

Total transactions with owners	151,895	12	12,873	56	4,357	566	-	-	(10,501)	7,363

Balance at 31 December 2012	60,287,498	5,067	172,963	100	45,179	7,988	(5,387)	239	540,292	766,441

Consolidated Statement of Changes in Equity
for the year ended 31 December 2011

	Number	Share	Share	Capital	Share Based	Other	Currency	Current Asset Investment	Retained
	of shares	Capital	Premium	Redemption Reserve	Payment Reserve	Reserves	Reserve	Fair value Reserve	Earnings	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2011	60,247,092	5,063	155,537	-	31,478	7,422	349	-	483,896	683,745
Total comprehensive income for the year:
Profit for the year	-	-	-	-	-	-	-	-	19,230	19,230
Other Comprehensive Income:
Foreign currency translation	-	-	-	-	-	-	(11,348)	-	-	(11,348)
Currency impact on long-term funding	-	-	-	-	-	-	(802)	-	-	(802)
Tax on currency impact of long term funding	-	-	-	-	-	-	294	-	-	294
Unrealised capital loss on investments	-	-	-	-	-	-	-	(622)	-	(622)
Tax benefit excess on exercise of options	-	-	-	-	681	-	-	-	-	681
Employee benefits	-	-	-	-	-	-	-	-	(4,365)	(4,365)

Total other comprehensive income	-	-	-	-	681	-	(11,856)	(622)	(4,365)	(16,162)

Total comprehensive income for the year	-	-	-	-	681	-	(11,856)	(622)	14,865	3,068
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	-	9,564	-	-	-	-	9,564
Exercise of share options	430,340	36	4,629	-	-	-	-	-	-	4,665
Issue of shares arising from issue of restricted share units	3,768	-	-	-	-	-	-	-	-	-
Share issue costs	-	-	(76)	-	-	-	-	-	-	(76)
Repurchase of ordinary shares	(545,597)	(44)	-	44	-	-	-	-	(9,005)	(9,005)
Share repurchase costs	-	-	-	-	-	-	-	-	(113)	(113)

Transfer of exercised and expired share–based awards	-	-	-	-	(2,294)	-	-	-	2,294	-

Total contributions by and distributions to owners	(111,489)	(8)	4,553	44	7,270	-	-	-	(6,824)	5,035

Total transactions with owners	(111,489)	(8)	4,553	44	7,270	-	-	-	(6,824)	5,035

Balance at 31 December 2011	60,135,603	5,055	160,090	44	39,429	7,422	(11,507)	(622)	491,937	691,848
Further details of the reserves above are detailed in note 24

Consolidated Statement of Cash Flows
for the year ended 31 December 2012

	Note	Year ended	Year ended
		31 December	31 December
		2012	2011
		$’000	$’000
Profit for the financial year		58,346	19,230
Adjustments to reconcile net income to net cash generated from operating activities
Loss on disposal of property, plant and equipment		233	135
Depreciation	11	21,831	23,169
Amortisation of intangible assets	12	20,992	15,513
Amortisation of grants		(154)	(115)
Share based payment	10	10,217	9,564
Financing income	3	(2,046)	(2,335)
Financing expense	4	2,911	2,573
Defined benefit pension service costs	9	242	212
Income tax expense	5	10,358	9,556
Operating cash inflow before changes in working capital		122,930	77,502

Increase in accounts receivable		(79,157)	(32,083)
Decrease/(increase) in unbilled revenue		13,227	(27,164)
Decrease/(increase) in other current assets		1,984	(4,017)
Increase in other non current assets		(861)	(233)
(Increase)/decrease in inventory		(175)	1,005
Increase/(decrease) in accounts payable		1,038	(8,652)
Increase in payments on account		68,654	9,494
Increase in accrued and other liabilities and provisions		2,921	27,379
Increase/(decrease) in non current other liabilities and provisions		189	(613)
Cash provided by operations		130,750	42,618
Income taxes paid		(18,475)	(22,723)
Employer contribution defined benefit pension scheme	9	(239)	(273)
Interest received		1,997	958
Interest paid		(602)	(388)
Receipt of government grants		340	-
Net cash inflow from operating activities		113,771	20,192
Investing activities
Purchase of property, plant and equipment		(13,859)	(14,440)
Purchase of intangible assets		(16,932)	(20,844)
Purchase of subsidiary undertakings		(72,508)	(69,836)
Cash acquired with subsidiary undertakings		2,572	8,300
Sale of current asset investments		82,193	438
Purchase of current asset investments		(102,575)	(56,000)
Net cash used in investing activities		(121,109)	(152,382)
Financing activities
Tax benefit from the exercise of share options		1,274	681
Proceeds from exercise of share options		13,015	4,665
Share issuance costs		(74)	(76)
Repurchase of ordinary shares		(15,605)	(9,005)
Share repurchase costs		(190)	(113)
Net cash used in financing activities		(1,580)	(3,848)
Net decrease in cash and cash equivalents		(8,918)	(136,038)
Effect of exchange rate changes		3,728	(431)
Cash and cash equivalents at start of year		119,237	255,706
Cash and cash equivalents at end of year		114,047	119,237

Notes to Consolidated Financial Statements
for the year ended 31 December 2012

1. Segmental information

The Group is a contract research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Group has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process. The Group has the ability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. These services include clinical trials management, biometric activities, consulting, imaging, contract staffing, and informatics. The Group also provides laboratory services through its central laboratory business, which includes the Group’s central laboratories located in Dublin, New York, India, Singapore and China.

The Group determines and presents operating segments in accordance with IFRS 8 Operating Segments based on the information that internally is provided to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who together are considered the Group’s chief operating decision makers. The Group has determined that it has two reportable segments, its Clinical research segment and Central laboratory segment. The Group’s listing for its shares is the NASDAQ market in the United States.  Consequently, information reviewed by the chief operating decision makers and presented below is prepared in accordance with US generally accepted accounting principles (“US GAAP”). Reconciliations of the Group’s profit for the financial year and shareholders’ equity from US GAAP to IFRS are set out on pages 116 to 119 of this report.

The Group’s areas of operation outside of Ireland include, the United States, the United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Finland, Denmark, Belgium, Switzerland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Business segment information

	(US GAAP)	(US GAAP)
	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000
Revenue
Central laboratory	87,467	71,549
Clinical research	1,027,539	874,180

Total	1,115,006	945,729

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

1. Segmental information (continued)	(US GAAP) Year ended 31 December 2012 $’000 Excluding Exceptional	(US GAAP) Year ended 31 December 2012 $’000 Exceptional	(US GAAP) Year ended 31 December 2012 $’000 Including Exceptional
	items	items	items
Income from Operations
Central laboratory	4,059	(158)	3,901
Clinical research	69,594	(5,478)	64,116

Total	73,653	(5,636)	68,017

	(US GAAP) Year ended 31 December 2011 $’000 Excluding Exceptional	(US GAAP) Year ended 31 December 2011 $’000 Exceptional	(US GAAP) Year ended 31 December 2011 $’000 Including Exceptional
	items	items	items
Income from Operations
Central laboratory	(661)	(1,545)	(2,206)
Clinical research	39,921	(8,272)	31,649

Total	39,260	(9,817)	29,443

	(US GAAP)	(US GAAP)
	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000
Depreciation and Amortisation
Central laboratory	4,142	3,721
Clinical research	38,681	34,961

Total	42,823	38,682

Share based payment
Central laboratory	426	539
Clinical research	11,095	8,816

Total	11,521	9,355

Interest Income
Central laboratory	3	18
Clinical research	1,148	1,176

Total	1,151	1,194

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

1. Segmental information (continued)
	(US GAAP)	(US GAAP)
	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000
Interest Expense
Central laboratory	-	22
Clinical research	1,947	1,620

Total	1,947	1,642

Provision for income taxes
Central laboratory	(3,169)	(175)
Clinical research	14,970	6,290

Total	11,801	6,115

Total assets
Central laboratory	73,304	54,361
Clinical research	1,128,804	973,156

Total	1,202,108	1,027,517

Total liabilities
Central laboratory	14,841	12,508
Clinical research	432,692	333,465

Total	447,533	345,973

Capital expenditure
Central laboratory	2,375	1,449
Clinical research	30,651	34,556

Total	33,026	36,005

Geographical segment information

	(EU IFRS)	(EU IFRS)
	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000
External revenue
Ireland	171,977	88,869
Rest of Europe	338,537	348,492
United States	471,700	393,957
Rest of World	132,792	114,411

Total	1,115,006	945,729

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

1. Segmental information (continued)
	(EU IFRS)	(EU IFRS)
	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000
Non-current assets
Ireland	172,729	173,881
Europe	133,066	130,493
United States	222,892	163,485
Rest of World	29,574	13,391

Total	558,261	481,250
Certain reclassifications have been made to prior year comparatives to be consistent with the current year presentation.

Major customers

The following table sets forth the clients which represented 10% or more of the Group's net revenue in each of the periods set out below.

	31 December	31 December
	2012	2011
Client A	18%	*

Client B	12%	13%
* Net revenue did not exceed 10%.

2. Profit before taxation

Profit before taxation is stated after charging the following:

	Year ended 31 December 2012			Year ended 31 December 2011
	Group auditor	Affiliated firms	Total	Group auditor	Affiliated firms	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Auditors’ remuneration:
Audit fees (1) (2)	1,116	395	1,511	1,113	385	1,498
Other assurance fees (3)	23	63	86	22	109	131
Tax advisory fees (4)	478	92	570	457	205	662
Other non-audit fees (5)	23	-	23	160	-	160

Total fees	1,640	550	2,190	1,752	699	2,451

(1)	Audit fees include annual audit fees for ICON plc and companies based in Ireland and the US.
(2)	Audit fees for the Company for the year is set at $30,000 (2011: $30,000)
(3)	Other assurance fees principally consist of fees for the audit of remaining subsidiaries and fees for the audit of the financial statements of employee benefit plans.
(4)	Tax advisory fees are for tax compliance and tax advisory services.
(5)	Other non-audit fee principally consist of fees for financial due diligence.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

2. Profit before taxation (continued)

	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000
Directors’ emoluments
Fees	697	760
Other emoluments and benefits in kind	7,060	1,323
Pension contributions	1,176	137
Share based payment	2,869	1,219

Total Directors’ emoluments	11,802	3,439
For additional information regarding Directors’ shareholdings, share options and compensation, please refer to note 8 – Payroll and related benefits.

	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000
Depreciation and amortisation
Depreciation of property, plant and equipment	21,831	23,169
Amortisation of intangible assets	20,992	15,513

Total depreciation and amortisation	42,823	38,682

Operating lease rentals
Premises	43,401	41,784
Motor vehicles	7,282	8,427
Plant and equipment	1,807	2,028

Total operating lease rentals	52,490	52,239

Government grants
Government grants	340	-

Total government grants	340	-

3. Financing income

	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000

Interest receivable	1,151	1,194
Defined benefit pension – expected return on plan assets	895	1,141

	2,046	2,335

All of the above relates to items not at fair value through profit and loss.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

4. Financing expense

	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000

Interest on bank overdraft and credit facilities	1,008	877
Finance cost on acquisition contingent consideration	939	763
Finance lease interest	-	2
Defined benefit pension-interest cost	964	931

	2,911	2,573
All of the above relates to items not at fair value through profit and loss

5. Income tax expense

The components of the current and deferred tax expense for the years ended 31 December 2012 and 2011 were as follows:

	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000
Current tax expense
Current year	21,297	11,997
Under provided in prior years	934	239
	22,231	12,236
Deferred tax charge/(credit)
Origination and reversal of temporary differences	(10,261)	(2,359)
Over provided in prior years	(1,612)	(321)
	(11,873)	(2,680)

Total income tax expense in the consolidated income statement	10,358	9,556

Current tax recognised in equity
Share based payment	(1,393)	(681)
Tax on currency impact on long term funding	356	(294)

Total current tax recognised in equity	(1,037)	(975)

The total tax expense of $10.4 million and $9.6 million for the years ended 31 December 2012 and 31 December 2011 respectively, reflects tax at standard rates on taxable profits in the jurisdictions in which the group operates, foreign withholding tax and the availability of tax losses.

The deferred tax credit of $11.9 million for the year ended 31 December 2012 and the deferred tax credit of $2.7 million for the year ended 31 December 2011, relates to deferred tax arising in respect of net operating losses and temporary differences in capital items, the timing of certain goodwill amortisation on US acquisitions and the timing of tax deductions available relating to the Group’s share option schemes. No deferred tax asset has been recognised on the defined benefit pension scheme.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

5. Income tax expense (continued)

A reconciliation of the expected tax expense, computed by applying the standard Irish tax rate to income before tax to the actual tax expense, is as follows:

	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000

Profit before tax	68,704	28,786
Irish standard tax rate	12.5%	12.5%

Taxes at Irish standard tax rate	8,588	3,598

Reversal of prior year over provision in respect of
current foreign taxes	(678)	(83)
Foreign and other income taxed at higher rates	8,807	11,727
Recognition of previously unrecognised tax benefits for uncertain tax positions	(2,378)	(2,913)
Non taxable income and non tax deductible expenses	(213)	(588)
Losses for which no benefit has been recognised	1,557	4,362
Research and development tax incentives	(4,954)	(6,341)
Other	(371)	(206)

Tax expense on profit for the year	10,358	9,556

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

5. Income tax expense (continued)

The net deferred tax asset at 31 December 2012 and 31 December 2011 was as follows:

	31 December	31 December
	2012	2011
	$’000	$’000
Deferred taxation assets
Net operating losses carried forward	6,776	5,791
Accrued expenses and payments on account	19,375	11,652
Property, plant and equipment	1,875	1,069
Deferred compensation	1,136	1,197
Share based payment	3,444	1,113
Other	98	207
Total deferred taxation assets	32,704	21,029
Less: offset against deferred tax liabilities	(18,068)	(14,505)

Deferred tax asset disclosed on Statement of financial position	14,636	6,524

Deferred taxation liabilities
Property, plant and equipment	6,631	7,331
Goodwill and related assets	11,467	9,443
Other intangible assets	2,707	3,525
Other	88	90
Accruals to cash method adjustment	1,237	1,185
Total deferred taxation liabilities	22,130	21,574
Less: offset against deferred tax assets	(18,068)	(14,505)

Deferred tax liability disclosed on Statement of financial position	4,062	7,069

Net deferred taxation asset/(liability)	10,574	(545)

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

5. Income tax expense (continued)

The movement in temporary differences during the year ended 31 December 2012 was as follows:

	Balance					Balance
	1 January	Acquired	Recognised in	Recognised in		31 December
	2012		Income	Other Comprehensive Income		2012
	$’000	$’000	$’000	$’000		$’000
Deferred taxation assets
Net operating loss carry forwards	5,791	48	1,255	(318)		6,776
Accrued expenses and payments on account	11,652	-	7,697	26	*	19,375
Property, plant and equipment	1,069	-	795	11	*	1,875
Deferred compensation	1,197	-	(61)	-		1,136
Share based payment	1,113	-	2,212	119		3,444
Other	207	-	(109)	-		98

Total deferred taxation assets	21,029	48	11,789	(162)		32,704

Deferred taxation liabilities
Property, plant and equipment	7,331	-	(721)	21	*	6,631
Goodwill on acquisition	9,443	-	2,024	-		11,467
Accruals to cash method adjustment	1,185	-	52	-		1,237
Other intangible assets	3,525	607	(1,436)	11	*	2,707
Other	90	-	(2)	-		88

Total deferred taxation liabilities	21,574	607	(83)	32		22,130

Net deferred taxation asset/(liability)	(545)	(559)	11,872	(194)		10,574
* These adjustments relate to foreign currency translation on the deferred tax assets and liabilities.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

5. Income tax expense (continued)

The movement in temporary differences during the year ended 31 December 2011 was as follows:

	Balance					Balance
	1 January	Acquired	Recognised in	Recognised in		31 December
	2011		Income	Other Comprehensive Income		2011
	$’000	$’000	$’000	$’000		$’000
Deferred taxation assets:
Net operating loss carry forwards	3,878	439	1,498	(24	)*	5,791
Accrued expenses and payments on account	6,588	-	5,084	(20	)*	11,652
Property, plant and equipment	433	206	430	-		1,069
Deferred compensation	1,349	-	(152)	-		1,197
Share based payment	3,258	-	(2,145)	-		1,113
Other	91	-	116	-		207

Total deferred taxation assets	15,597	645	4,831	(44)		21,029

Deferred taxation liabilities:
Property, plant and equipment	6,478	-	813	40	*	7,331
Goodwill on acquisition	7,348	-	2,095	-		9,443
Accruals to cash method adjustment	832	-	353	-		1,185
Other intangible assets	223	4,370	(1,051)	(17	)*	3,525
Other	149	-	(59)	-		90

Total deferred taxation liabilities	15,030	4,370	2,151	23		21,574

Net deferred taxation asset	567	(3,725)	2,680	(67)		(545)
*These adjustments relate to foreign currency translation on the deferred tax assets.

Unrecognised deferred tax assets

Deferred tax assets relating to the following net operating losses have not been recognised to the extent that it is considered unlikely that a benefit will be received in the future.

At 31 December 2012, non-US subsidiaries had operating loss carry-forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $71.2 million (31 December 2011: $59.0 million). At 31 December 2012, non – US subsidiaries also had additional operating loss carry forwards of $5.8 million which are due to expire between 2013 and 2015.

The potential to use U.S. Federal and State net operating loss (“NOL”) carry forwards of $0.9 million and $0.9 million respectively for a US subsidiary are limited to $113,000 per year due to a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

5. Income tax expense (continued)

In total, the Group has unrecognised deferred tax assets at 31 December 2012 of $20.2 million and $17.7 million at 31 December 2011. The Group has not recognised the remaining deferred tax assets because it believes that it is more likely than not that the losses and other deferred tax assets will not be utilised given their history of operating losses.

Unrecognised deferred tax liabilities

At 31 December 2012 and 31 December 2011 respectively, there were no recognised or unrecognised deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries. The Group is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

6. Earnings per share

The following table sets forth the computation for basic and diluted net earnings per share for the year ended 31 December 2012:

	31 December	31 December	31 December	31 December	31 December	31 December
	2012	2012	2012	2011	2011	2011
	$’000	$’000	$’000	$’000	$’000	$’000
	Excluding		Including	Excluding		Including
	Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items
Numerator computations
Basic and diluted earnings per share
Profit for the period	63,079	(4,733)	58,346	27,816	(8,586)	19,230

Profit attributable to equity holders	63,079	(4,733)	58,346	27,816	(8,586)	19,230

Denominator computations			Number of Shares
Weighted average number of ordinary shares outstanding – basic	59,968,174	59,968,174	59,968,174	60,379,338	60,379,338	60,379,338
Effect of dilutive potential ordinary shares	716,358	716,358	716,358	757,377	757,377	757,377
Weighted average number of ordinary shares outstanding - diluted	60,684,532	60,684,532	60,684,532	61,136,715	61,136,715	61,136,715

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

6. Earnings per share (continued)

31 December	31 December	31 December	31 December	31 December	31 December
2012	2012	2012	2011	2011	2011
$’000	$’000	$’000	$’000	$’000	$’000
Excluding		Including	Excluding		Including
Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items
Earnings per Share	$	$	$	$	$	$
Basic earnings per ordinary share	1.05	(0.08)	0.97	0.46	(0.14)	0.32
Diluted earnings per ordinary share	1.04	(0.08)	0.96	0.45	(0.14)	0.31
The Company had 2,186,963 anti-dilutive shares in issue at 31December 2012 (31 December 2011: 3,874,981).

7. Exceptional items

Exceptional items incurred during the year ended 31 December 2012 comprised the following:

	31 December	31 December
	2012	2011
	$’000	$’000

Restructuring charges	4,644	9,817
Release of prior year restructuring provision	(119)	-
Other exceptional items	913	-
	5,438	9,817
Income tax	(705)	(1,231)
Exceptional items (net)	4,733	8,586

Restructuring Charges

Restructuring charges of $4.5 million were recorded during year ended 31 December 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans). During the year ended 31 December 2012 the Company completed a review of its operations to improve resource utilisation throughout the business. This review resulted in the adoption of a restructuring plan, to include resource rationalisations in certain areas of the business and a re-organisation of available office space at the Company’s Philadelphia facility. A restructuring charge of $4.6 million was recognised during the year ended 31 December 2012; $3.4 million in respect of resource rationalisations and $1.2 million in respect of lease termination and exit costs.

Details of the movement in the Restructuring Plan recognised during the year ended 31 December 2012 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	$’000	$’000	$’000

Initial provision recognised	3,394	1,250	4,644
Cash payments	(3,030)	(824)	(3,854)
Foreign exchange movement	(4)	-	(4)

Provision at 31 December 2012	360	426	786

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

7. Exceptional items (continued)

Prior Period Restructuring Charges

During the three months ended 31 March 2011 the Company commenced a review of its operations to improve resource utilisation within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of an initial restructuring plan, which resulted in the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalisations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million was recognised in respect of this plan during the three months ended 31 March 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions. $3.5 million of costs recognised under this plan related to the clinical research segment, while $1.5 million related to the central laboratory business.

During the three months ended 30 September 2011 the Company implemented a further restructuring plan which resulted in the relocation of the Company’s facility in Maryland, USA; and further resource rationalisations.  A restructuring charge of $4.8 million was recognised in respect of this plan during the three months ended 30 September 2011, $0.9 million in respect of lease termination and exit costs associated with the closure of the existing Maryland facility and $3.9 million in respect of workforce reductions.  All costs recognised under this plan related to the clinical research segment.

Details of the movement in the 2011 Restructuring Plans recognised during the years ended 31 December 2011 and 31 December 2012 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	$’000	$’000	$’000

Q1 Plan - initial provision recognised	3,956	1,046	5,002
Q3 Plan - initial provision recognised	3,880	935	4,815
Total provision recognised	7,836	1,981	9,817

Cash payments	(5,438)	(251)	(5,689)
Property, plant and equipment write-off	-	(55)	(55)
Foreign exchange movement	(164)	(35)	(199)

Provision at December 31, 2011	2,234	1,640	3,874

Cash payments	(2,146)	(1,203)	(3,349)
Amounts released	(32)	(95)	(127)
Property, plant and equipment write-off	-	(263)	(263)
Foreign exchange movement	(20)	25	5

Provision at December 31, 2012	36	104	140

It is expected that cash outflows related to these restructuring plans will occur primarily within twelve months. Given the short term nature of the provision and the relatively fixed nature of the costs involved there are no material uncertainties surrounding the timing and extent of the outflow of economic benefits associated with the above provisions.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

7. Exceptional items (continued)

Other Exceptional Items

On 30 September 2011 Mr. Peter Gray retired as Chief Executive Officer (“CEO”) of the Company and was appointed Vice Chairman of the Board of Directors, in accordance with the provisions of his service agreement, which was terminable on twelve months’ notice by either party.  On 11 June 2012 the Company entered into an agreement with Mr. Gray whereby Mr. Gray’s employment and directorship of ICON plc and other ICON group companies would terminate on 19 July 2012. Under the terms of this agreement Mr. Gray was entitled to be paid €160,000 ($200,000) in lieu of the balance of his notice period and to receive a discretionary bonus of €194,000 ($243,000) in respect of 2012.  In addition, under the agreement Mr. Gray’s unvested share options would vest on the date of termination of his employment.  The Company has recognised a share-based compensation charge of $422,000 in respect of these options during the year ended 31 December 2012.

8. Payroll and related benefits

Payroll costs

The aggregate payroll costs of employees of the Group for the year ended 31 December 2012 were as follows:

	Note	Year ended	Year ended
		31 December	31 December
		2012	2011
		$’000	$’000

Wages and salaries		627,899	549,119
Social welfare costs		94,053	79,151
Pension costs for defined contribution pension schemes		26,629	23,708
Pension costs for defined benefit pension schemes	9	311	2
Termination payments		3,886	8,722
Share based payment*	10	10,217	9,564
Total charge to income		762,995	670,266
Actuarial (gains)/losses recognised on defined benefit pension scheme	9	(510)	4,365

Total payroll and related benefit costs		762,485	674,631
* IFRS 2 Share based Payments requires that the fair value of share options and restricted share units  is calculated and amortised over the vesting period of the related share option or restricted share unit.

Average employee numbers

The average number of employees, including executive Directors, employed by the Group during the year ended 31 December 2012 was as follows:

	Year ended	Year ended
	31 December	31 December
	2012	2011
Marketing	205	247
Administration	1,218	1,128
Clinical research processing	7,245	6,311
Laboratory	420	406

Total	9,088	8,092

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

8. Payroll and related benefits (continued)

Directors’ remuneration

The Directors, Executive Officer and Company Secretary have the following interests, all of which are beneficial, other than as stated, in the shares and share options of the Company or other Group companies at the following dates:

		Interest at 31 December 2012		Interest at 31 December 2011*
Name	Name of company and description of shares	Number of shares	Options	Number of shares	Options

Thomas Lynch	ICON plc
	Ordinary Shares €0.06	3,604	17,200	1,204	20,000

Ciaran Murray	ICON plc
	Ordinary Shares €0.06	-	345,000	-	295,000

Brendan Brennan	ICON plc
	Ordinary Shares €0.06	-	29,840	-	14,100

Dr. John Climax	ICON plc
	Ordinary Shares €0.06	1,607,568	90,000	1,607,568	88,000

Dr. Ronan Lambe	ICON plc
	Ordinary Shares €0.06	400	16,000	400	18,000

Dr. Bruce Given	ICON plc
	Ordinary Shares €0.06	500	24,000	500	24,000

Prof. Dermot Kelleher	ICON plc
	Ordinary Shares €0.06	-	14,000	-	12,000

Declan McKeon	ICON plc
	Ordinary Shares €0.06	-	7,000	-	5,000

Cathrin Petty	ICON plc
	Ordinary Shares €0.06	-	7,000	-	5,000

Prof William Hall	ICON plc
	Ordinary Shares €0.06	-	-	-	-

Diarmaid Cunningham	ICON plc
	Ordinary Shares €0.06	-	22,000	-	7,000

*Or date of appointment if later

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

8. Payroll and related benefits (continued)

Further details regarding the above share options are as follows:

Name	Options	Exercise price	Grant date	Expiry date

Thomas Lynch	3,200 4,000 2,000 2,000 2,000 2,000 2,000	$11.00 $21.25 $35.33 $22.26 $24.46 $20.28 $22.30	3 February 2006 16 February 2007 26 February 2008 25 February 2009 4 March 2010 3 March 2011 27 April 2012	3 February 2014 16 February 2015 26 February 2016 25 February 2017 4 March 2018 3 March 2019 27 April 2020

Ciaran Murray	20,000 18,000 16,000 14,000 17,000 30,000 30,000 150,000 50,000	$10.42 $11.00 $21.25 $35.33 $22.26 $24.46 $20.28 $16.80 $22.30	17 January 2006 3 February 2006 16 February 2007 26 February 2008 25 February 2009 4 March 2010 3 March 2011 31 October 2011 27 April 2012	17 January 2014 3 February 2014 16 February 2015 26 February 2016 25 February 2017 4 March 2018 3 March 2019 31 October 2019 27 April 2020

Brendan Brennan	2,000 840 3,000 4,000 20,000	$35.33 $22.26 $24.46 $20.28 $20.59	26 February 2008 25 February 2009 4 March 2010 3 March 2011 22 February 2012	26 February 2016 25 February 2017 4 March 2018 3 March 2019 22 February 2020

Dr. John Climax	12,000 12,000 10,000 50,000 2,000 2,000 2,000	$11.00 $21.25 $35.33 $15.84 $24.46 $20.28 $22.30	3 February 2006 16 February 2007 26 February 2008 30 April 2009 4 March 2010 3 March 2011 27 April 2012	3 February 2014 16 February 2015 26 February 2016 30 April 2017 4 March 2018 3 March 2019 27 April 2020

Dr. Ronan Lambe	4,000 2,000 2,000 2,000 2,000 2,000 2,000	$11.00 $21.25 $35.33 $22.26 $24.46 $20.28 $22.30	3 February 2006 16 February 2007 26 February 2008 25 February 2009 4 March 2010 3 March 2011 27 April 2012	3 February 2014 16 February 2015 26 February 2016 25 February 2017 4 March 2018 3 March 2019 27 April 2020

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

8. Payroll and related benefits (continued)

Name	Options	Exercise price	Grant date	Expiry date

Dr. Bruce Given	4,000 4,000 2,000 2,000 4,000 4,000 4,000	$11.00 $21.25 $35.33 $22.26 $24.46 $20.28 $22.30	3 February 2006 16 February 2007 26 February 2008 25 February 2009 4 March 2010 3 March 2011 27 April 2012	3 February 2014 16 February 2015 26 February 2016 25 February 2017 4 March 2018 3 March 2019 27 April 2020

Prof. Dermot Kelleher	6,000 2,000 2,000 2,000 2,000	$36.04 $22.26 $24.46 $20.28 $22.30	27 May 2008 25 February 2009 4 March 2010 3 March 2011 27 April 2012	27 May 2016 25 February 2017 4 March 2018 3 March 2019 27 April 2020

Declan McKeon	3,000 2,000 2,000	$29.45 $20.28 $22.30	29 April 2010 3 March 2011 27 April 2012	29 April 2018 3 March 2019 27 April 2020

Cathrin Petty	3,000 2,000 2,000	$19.45 $20.28 $22.30	26 October 2010 3 March 2011 27 April 2012	26 October 2018 3 March 2019 27 April 2020

Diarmaid Cunningham	2,000 5,000 15,000	$24.46 $20.28 $20.59	4 March 2010 3 March 2011 22 February 2012	4 March 2018 3 March 2019 22 February 2020

The following Restricted Share Units (“RSU’s”) have been awarded to the Directors, Executive Officer and Company Secretary:

Name	RSU’s	Award date	Vesting date
Ciaran Murray	50,000 100,000 50,000	10 February 2011 1 October 2011 27 April 2012	10 February 2016 1 October 2014 27 April 2013
Brendan Brennan	20,000	21 February 2012	21 February 2015
Diarmaid Cunningham	10,000	21 February 2012	21 February 2015

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

8. Payroll and related benefits (continued)

Directors’ and Company share and share option transactions

Details of transactions entered into by the Directors, Executive Officer and Company Secretary in shares and shares options of the Company during the year ended 31 December 2012 were are follows:

Share options exercised
Name	Number of share options	Average exercise price	Market price on date of exercise

Tom Lynch*	2,400	$8.60	$28.15

Brendan Brennan**	4,260	$21.32	$24.15

Dr. Bruce Given**	4,000	$8.60	$26.42

Dr. Ronan Lambe**	4,000	$8.60	$27.75
*   Options exercised and shares held.
** Options exercised and resulting shares sold.

The market price of the Company’s ordinary shares during the year ended 31 December 2012 moved in the range of $16.73 to $28.93 (year ended 31 December 2011: in the range of $15.03 to $26.22).  The closing share price at 31 December 2012 was $27.76 (at 31 December 2011: $17.11).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

8. Payroll and related benefits (continued)

Summary compensation table - Year ended 31 December 2012

Name	Year	Salary	Company pension contribution*	Performance related compensation	All other compensation	Subtotal	Subtotal	Share-based payments	Directors’ Fees	Total compensation

		€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Bruce Given**	2012	-	-	-	-	-	-	31	317	348
Peter Gray***	2012	402	50	194	27	673	862	651	-	1,513
Ciaran Murray	2012	606	863	4,230****	28	5,727	7,374	2,085	-	9,459
John Climax	2012	-	-	-	-	-	-	14	52	66
Ronan Lambe	2012	-	-	-	-	-	-	17	53	70
Thomas Lynch	2012	-	-	-	-	-	-	17	78	95
Dermot Kelleher	2012	-	-	-	-	-	-	21	73	94
Declan McKeon	2012	-	-	-	-	-	-	17	73	90
Cathrin Petty	2012	-	-	-	-	-	-	16	51	67
Total	2012	1,008	913	4,424	55	6,400	8,236	2,869	697	11,802
     *  The pension contributions above represent contributions paid by the Company to a defined contribution pension scheme.
   **  Retired as Chairman on 31 December 2012.
 ***  Retired 19 July 2012.
**** €4.2 million ($5.5 million) payable up to December 31, 2015 in cash or ordinary shares. The timing and form of the bonus is at the discretion of the Compensation and Organization Committee.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

8. Payroll and related benefits (continued)

Summary compensation table - Year ended 31 December 2011

Name	Year	Salary	Company pension contribution*	Performance related compensation	All other compensation	Subtotal	Subtotal	Share-based payments	Directors’ Fees	Total compensation

		€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Bruce Given	2011	-	-	-	-	-	-	31	317	348
Peter Gray	2011	533	57	187	37	814	1,139	741	-	1,880
Ciaran Murray**	2011	134	42	50	7	233	321	324	-	645
John Climax	2011	-	-	-	-	-	-	12	48	60
Ronan Lambe	2011	-	-	-	-	-	-	19	53	72
Thomas Lynch	2011	-	-	-	-	-	-	19	71	90
Dermot Kelleher	2011	-	-	-	-	-	-	25	73	98
Anthony Murphy***	2011	-	-	-	-	-	-	16	78	94
Declan McKeon	2011	-	-	-	-	-	-	17	61	78
Cathrin Petty	2011	-	-	-	-	-	-	15	59	74
Total	2011	667	99	237	44	1,047	1,460	1,219	760	3,439

    * The pension contributions above represent contributions paid by the Company to a defined contribution pension scheme.
  ** Appointed as a Director from 1 October 2011 and therefore the above remuneration has been pro rated accordingly.
*** Retired 31 December 2011.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

9. Retirement benefit obligations

The Group operates a number of defined contribution schemes and a defined benefit pension scheme.  The Group accounts for pensions in accordance with IAS 19 Employee Benefits (“IAS 19”).

(i)	Defined Contribution Schemes

Certain employees of the Group are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Group matches each participant's contributions typically at 6% of the participant's annual compensation. Contributions to this plan are recorded, as a remuneration expense in the consolidated Income Statement. Contributions for the year ended 31 December 2012 and year ended 31 December 2011 were $18,187,000 and $16,644,000 respectively.

The Group's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Group matches 50% of each participant's contributions and each participant can contribute up to 6% of their annual compensation. Contributions to the U.S. Plan are recorded, in the year contributed, as an expense in the consolidated Income Statement. Contributions for the year ended 31 December 2012 and year ended 31 December 2011 were $8,442,000 and $7,064,000 respectively.

(ii)	Defined Benefit Plans

One of the Group’s subsidiaries, ICON Development Solutions Limited, which was acquired by the Group in 2003, operates a defined benefit pension plan in the United Kingdom for certain of its employees, which is now closed to new members. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary.  Plan assets at 31 December 2012 and 31 December 2011 consist of units held in independently administered funds.  The most recent valuation of plan obligations was carried out as at 1 September 2010 using the projected unit credit method and updated on an appropriate basis at 31 December 2012.

Financial assumptions

The following assumptions were used in determining the fair value of the plan assets and the present value of the projected benefit obligation at 31 December 2012:

	31 December	31 December
	2012	2011

Discount rate	4.60%	4.70%
Expected return on plan assets	5.70%	5.80%
Inflation rate	2.90%	3.00%
Future pension increases	2.80%	2.90%
Future salary increases	3.40%	3.50%

The discount rate is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx corporate bond over 15 year index plus 50 basis points.  At 31 December 2012 the Company, with input from its actuarial advisors, refined its estimate of the discount rate used in calculating the benefit obligation and applied the additional 50 basis points to the  iboxx corporate bond over 15 year index to reflect the long term nature of the benefit obligation.  Had this not been applied and a discount rate of 4.1% used, the benefit obligation at December 31, 2012 would have been $25,577,000.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

9. Retirement benefit obligations (continued)

The following assumptions were used at the commencement of the year in determining the net periodic pension cost for the year ended 31 December 2012:

	31 December	31 December
	2012	2011

Discount rate	4.70%	5.45%
Expected return on plan assets	5.80%	7.10%
Future salary increases	3.50%	4.05%

Mortality assumptions
The mortality assumptions adopted at 31 December 2012 imply the following life expectancies at date of retirement:

	31 December	31 December
	2012	2011

Male currently age 42	26.7 years	26.6 years
Female currently age 42	29.2 years	29.1 years
Male currently age 62	24.7 years	24.5 years
Female currently age 62	27.3 years	27.2 years

Consolidated Financial Statements

Movement in the net benefit obligation recognised in non-current other liabilities was as follows:

31 December	31 December
2012	2011
$’000	$’000

Projected benefit obligation at start of year	19,924	16,482
Current service cost	242	212
Interest cost	964	931
Plan participants’ contributions	101	135
Actuarial loss on benefit obligation	405	2,621
Benefits paid	(237)	(109)
Foreign exchange rate changes	1,128	(348)

Projected benefit obligation at end of year	22,527	19,924

Fair value of plan assets at start of year	15,021	15,499
Expected return on plan assets	895	1,141
Actuarial gain/(loss) on plan assets	915	(1,744)
Employer contribution	239	273
Plan participants’ contributions	101	135
Benefit paid	(237)	(109)
Foreign exchange rate changes	873	(174)

Fair value of plan assets at end of year	17,807	15,021

Net benefit obligation	(4,720)	(4,903)

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

9.  Retirement benefit obligations (continued)

Defined benefit pension income/(expense) recognised in the Consolidated Statement of Comprehensive Income was as follows:

	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000

Accumulated other comprehensive income at start of year	(4,060)	305
Effect of changes in assumptions underlying the present value of benefit obligations	(405)	(2,621)
Experience adjustments on plan assets	915	(1,744)

Accumulated other comprehensive income at end of year	(3,550)	(4,060)
Cumulative net actuarial losses recognised from 1 January 2004 (the date of transition to EU IFRS) to 31 December 2012 amounted to $4.4million (31 December 2011: net losses of $4.9 million)

Defined benefit pension expense recognised in the Consolidated Income Statement was as follows:

	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000
Current service cost	242	212
Interest cost	964	931
Expected gain on plan assets *	(895)	(1,141)

Net periodic pension cost	311	2
* The actual return on plan assets during the year ended 31 December 2012 amounted to a gain of $1.6 million (2011: loss of $0.6 million).

Plan Assets Fair Value

The fair value of plan assets at 31 December 2012 is analysed as follows:

	31 December	31 December
	2012	2011
	$’000	$’000

Unit funds	17,807	15,021

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

9.  Retirement benefit obligations (continued)

The assets of the scheme are invested in a unitised with profits policy.  The plan’s assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by the Group.  The expected long-term rate of return on assets at 31 December 2012 of 5.7% (2011: 5.8%) was calculated on the assumption of the following returns for each asset class:

	31 December	31 December
	2012	2011

Equities	5.8%	6.1%

Bonds	4.6%	4.7%

At December 31, 2012 UK gilts were yielding around 2.7% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government.  The long-term expected return on equities has been determined by setting appropriate risk premiums above the yield on UK gilts.  A long term equity “risk-premium” of 3.1% per annum has been assumed, this being the expected long-term out-performance of equities over UK gilts.  The long-term expected return on bonds is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx AA 15 index plus 50 basis points.

The underlying asset split of the funds at 31 December 2012 and 31 December 2011 was as follows:

	31 December	31 December
	2012	2011

Equities	90%	90%

Bonds	10%	10%

Applying the above expected long term rates of return to the asset distribution at 31 December 2012, gives rise to an expected overall rate of return of scheme assets of approximately 5.7% (2011:5.8%) per annum.

Cash flows

The Group expects to contribute approximately $0.3 million of normal contribution to the defined benefit pension scheme for the year ended 31 December 2013.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

9.  Retirement benefit obligations (continued)

Historical Information

The history of the Group’s defined benefit pension scheme is as follows:

Other Liabilities/Non-current other liabilities	31 December	31 December	31December	31 December	31 December
	2012	2011	2010	2009	2008
	$’000	$’000	$’000	$’000	$’000

Present value of benefit obligations	(22,527)	(19,924)	(16,482)	(13,686)	(10,114)
Fair value of plan assets	17,807	15,021	15,499	13,573	10,392

Present value of net (obligations)/assets	(4,720)	(4,903)	(983)	(113)	278

Other Comprehensive Income	31 December	31December	31 December	31 December	31December
	2012	2011	2010	2009	2008
	$’000	$’000	$’000	$’000	$’000
Actuarial gain/(loss) on plan assets	915	(1,744)	1,023	1,460	(2,923)
Actuarial (loss)/gain on scheme liabilities	(405)	(2,621)	(2,232)	(2,079)	1,968

Total actuarial (loss)/gain	510	(4,365)	(1,209)	(619)	(955)

10. Share based payments

Share Options

On 17 January 2003 the Company adopted the Share Option Plan 2003 (“the 2003 Plan”), pursuant to which the Compensation and Organisation Committee of the Company’s Board of Director’s may grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan; and, in no event can the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum  number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares. No options can be granted after 17 January 2013.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

10. Share based payments (continued)

On 21 July 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-Executive director retained by the Company or any Subsidiary for the purchase of ordinary shares. Each option granted under the 2008 Employees Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Option Plan.   No options may be granted under the plans after 21 July 2018.

Share option awards are granted with an exercise price equal to the market price of the Company’s ordinary shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.

Set out below is a summary of the total number of options outstanding and number of options available to grant under each plan as at 31 December 2012:

	Outstanding		Available to Grant
	31 December	31 December	31 December	31 December
	2012	2011	2012	2011

1998 Long Term Incentive Plan	331,490	462,950	-	-
2003 Stock Option Plan	2,390,757	3,184,985	457,930	379,130
2008 Stock Option Plans	1,628,384	1,254,883	4,304,174	4,983,703

Total	4,350,631	4,902,818	4,762,104	5,123,833

The 1998 Long Term Incentive Plan expired on 14 January 2008 and no further options may be granted under this plan.
The 2003 Share Option Plan expired on 17 January 2013. No further options may be granted under this plan after this date.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

10. Share based payments (continued)

The total number of share options outstanding and exercisable at 31 December 2012 is as follows:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding at 31 December 2010	4,798,677	$21.71

Granted	989,449	$19.66
Exercised	(430,340)	$10.84
Forfeited	(454,968)	$25.77

Outstanding at 31 December 2011	4,902,818	$21.87

Granted	842,273	$22.01
Exercised	(890,236)	$14.62
Forfeited	(504,224)	$25.14

Outstanding at 31 December 2012	4,350,631	$23.01

Exercisable at 31 December 2012	2,256,098	$23.54

The weighted average market price of the Company’s shares on date of exercise of share options during the year ended 31 December 2012 was $24.70 (31 December 2011: $18.88).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

10. Share based payments (continued)

At 31 December 2012, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$8.60	12,940	0.13	$8.60	12,940	$8.60
$10.42	20,000	1.04	$10.42	20,000	$10.42
$11.00	274,767	1.09	$11.00	274,767	$11.00
$15.47	630	4.33	$15.47	270	$15.47
$15.84	103,000	4.33	$15.84	81,800	$15.84
$16.80	150,000	6.83	$16.80	30,000	$16.80
$17.17	30,000	6.85	$17.17	6,000	$17.17
$18.00	58,000	1.83	$18.00	58,000	$18.00
$18.98	9,000	3.87	$18.98	7,200	$18.98
$19.45	21,000	5.82	$19.45	1,200	$19.45
$20.16	2,000	5.87	$20.16	800	$20.16
$20.28	600,547	6.17	$20.28	149,058	$20.28
$20.59	185,000	7.14	$20.59	-	$20.59
$21.25	462,831	2.12	$21.25	462,831	$21.25
$21.76	1,000	2.31	$21.76	1,000	$21.76
$22.10	800	4.56	$22.10	-	$22.10
$22.26	415,953	4.15	$22.26	229,621	$22.26
$22.30	608,073	7.32	$22.30	-	$22.30
$22.60	2,000	2.65	$22.60	2,000	$22.60
$23.20	4,000	5.70	$23.20	1,600	$23.20
$23.66	9,580	7.57	$23.66	-	$23.66
$24.25	150,000	5.18	$24.25	150,000	$24.25
$24.46	507,728	5.17	$24.46	196,667	$24.46
$26.20	2,400	5.38	$26.20	960	$26.20
$26.27	2,000	3.81	$26.27	1,600	$26.27
$26.71	12,450	7.70	$26.71	-	$26.71
$27.91	2,000	5.41	$27.91	800	$27.91
$29.45	8,000	5.32	$29.45	3,200	$29.45
$35.33	685,932	3.15	$35.33	555,384	$35.33
$36.05	6,000	3.40	$36.05	6,000	$36.05
$36.20	2,000	3.33	$36.20	1,600	$36.20
$41.25	1,000	3.67	$41.25	800	$41.25

$8.60 - $41.25	4,350,631	4.67	$23.01	2,256,098	$23.54

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

10. Share based payments (continued)

Share option fair values

The overall weighted average fair value of share options granted by the Company during the year ended 31 December 2012 was $9.70 based on the following grants:

Grant Date	Number of	Weighted Average
	Shares	exercise price
22-Feb-12	185,000	20.59
27-Apr-12	635,243	22.30
27-Jul-12	9,580	23.66
09-Nov-12	12,450	26.71

	842,273	$22.01

The overall weighted average fair value of share options granted by the Company during the year ended 31 December 2011 was $7.50 based on the following grants:

Grant Date	Number of	Weighted Average
	Shares	exercise price
3-Mar-11	799,449	20.28
25-Jul-11	10,000	22.93
31-Oct-11	150,000	16.80
07-Nov-11	30,000	17.17

	989,449	$19.66

Fair value of share options – Assumptions

The fair values of options granted during the year ended 31 December 2012 and the year ended 31 December 2011 were calculated using a binomial option-pricing-model, using the following assumptions:

	Year ended 31 December	Year ended 31 December
	2012	2011
Weighted average share price	$22.01	$19.66
Weighted average exercise price	$22.01	$19.66
Expected volatility (1)	50%	45-50%
Expected dividend yield	-	-
Risk-free rate (2)	0.8%-1.3%	0.8%-1.8%
Rate of forced early exercise	10% p.a.	10% p.a.
Minimum gain for voluntary early exercise	25% of exercise price	33% of exercise price
Rate of voluntary early exercise at minimum gain	75% per annum	100% per annum
(1)Expected volatility has been determined based upon the volatility of the Company’s share price over a period which is commensurate with the expected term of the options granted.
(2)Risk-free rate is dependent on the grant date.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

10. Share based payments (continued)

Restricted share units

On 21 July 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares  have been reserved for issuance under the 2008 RSU Plan. The shares are awarded at zero cost and vest over a service period. Awards under the 2008 RSU Plan may be settled in cash or shares at the option of the Company.

On 23 April 2013 the Company adopted the 2013 Employees Restricted Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.6 million ordinary shares  have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at zero cost and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

The Company has awarded Restricted Share Units (“RSU’s”) to certain key executives of the Group.  Details of the movement in RSU’s awarded during the year ended 31 December 2012 were as follows:

	RSU Outstanding Number of Shares	Weighted Average Fair Value

Outstanding at December 31, 2011	365,000	$19.46

Awarded	281,000	$21.64
Forfeited	(150,000)	$20.89

Outstanding at December 31, 2012	496,000	$20.26

Share based payment expense

Operating profit for the year ended 31 December 2012 is stated after charging $10.2 million in respect of share based payment expense. Share based payment expense has been allocated as follows:

	Year Ended 31 December 2012 $’000	Year Ended 31 December 2011 $’000

Direct costs	5,397	5,270
Other operating expenses	4,398	4,294
Exceptional items (note 7)	422	-

Total	10,217	9,564

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

11. Property, Plant and Equipment
			Leasehold	Computer	Office furniture &	Laboratory	Motor
	Land	Buildings	improvements	equipment	fixtures	equipment	vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2012	4,212	73,240	27,342	79,925	58,096	24,195	43	267,053
Additions	-	-	2,799	6,738	4,091	2,302	-	15,930
Disposals	-	-	(2,413)	(7,890)	(1,333)	(2,270)	-	(13,906)
Arising on acquisition	-	-	78	190	160	-	-	428
Foreign exchange movement	(57)	1,374	479	750	928	585	(1)	4,058

At 31 December 2012	4,155	74,614	28,285	79,713	61,942	24,812	42	273,563

Depreciation
At 1 January 2012	-	8,668	17,006	60,733	34,882	16,349	26	137,664
Charge for year	-	1,873	4,425	7,354	5,369	2,804	6	21,831
Eliminated on disposal	-	-	(2,012)	(7,852)	(1,214)	(2,267)	(2)	(13,347)
Foreign exchange movement	-	242	260	512	588	386	(1)	1,987

At 31 December 2012	-	10,783	19,679	60,747	39,625	17,272	29	148,135

Net book value

At 31 December 2012	4,155	63,831	8,606	18,966	22,317	7,540	13	125,428

At 31 December 2011	4,212	64,572	10,336	19,192	23,214	7,846	17	129,389

Depreciation expense of $21.8 million (31 December 2011: $23.2 million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

11. Property, Plant and Equipment (continued)

			Leasehold	Computer	Office furniture &	Laboratory	Motor
	Land	Buildings	Improvements	equipment	fixtures	equipment	vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2011	4,113	75,511	26,186	74,557	56,444	23,320	44	260,175
Additions	-	205	1,728	7,977	3,185	1,568	-	14,663
Disposals	-	-	(159)	(992)	(292)	(57)	-	(1,500)
Arising on acquisition	-	-	278	455	277	-	-	1,010
Foreign exchange movement	99	(2,476)	(691)	(2,072)	(1,518)	(636)	(1)	(7,295)

At 31 December 2011	4,212	73,240	27,342	79,925	58,096	24,195	43	267,053

Depreciation
At 1 January 2011	-	12,993	13,996	54,827	24,572	13,665	22	120,075
Reclassification	-	(5,146)	-	3	5,143	-	-	-
Reclassification to Intangible assets	-	(671)	-	-	-	-	-	(671)
Charge for year	-	1,972	3,517	8,417	6,072	3,186	5	23,169
Eliminated on disposal	-	-	(136)	(968)	(91)	(57)	-	(1,252)
Foreign exchange movement	-	(480)	(371)	(1,546)	(814)	(445)	(1)	(3,657)

At 31 December 2011	-	8,668	17,006	60,733	34,882	16,349	26	137,664

Net book value

At 31 December 2011	4,212	64,572	10,336	19,192	23,214	7,846	17	129,389

At 31 December 2010	4,113	62,518	12,190	19,730	31,872	9,655	20	140,100

Cost at 31 December 2011 includes $nil (31 December 2010: $825,000) relating to computer equipment held under finance leases.  Related accumulated depreciation amounted to $nil (31 December 2010: $518,000).  Depreciation expense of $23.2 million (31 December 2010: $25.8million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

12. Intangible assets – goodwill and other

	Computer Software $’000	Customer Relationships $’000	Volunteer List $’000	Order Backlog $’000	Technology Asset $’000	Tradename $’000	Non- Competes $’000	Goodwill $’000	Total $’000
Cost
At 1 January 2012	95,477	23,646	1,325	3,151	10,202	1,239	-	267,402	402,442
Additions	16,932	-	-	-	-	-	-	-	16,932
Disposal	(8,838)	-	-	-	-	-	-	-	(8,838)
Arising on acquisition	9	11,998	-	781	-	-	489	55,759	69,036
Prior period acquisitions	-	-	-	-	-	-	-	1,383	1,383
Foreign exchange movement	1,243	459	-	52	182	22	1	4,907	6,866

31 December 2012	104,823	36,103	1,325	3,984	10,384	1,261	490	329,451	487,821

Amortisation
At 1 January 2012	56,406	7,626	841	2,084	623	126	-	-	67,706
Amortised in the year	13,378	4,087	217	1,556	1,354	274	126	-	20,992
Disposal	(8,838)	-	-	-	-	-	-	-	(8,838)
Foreign exchange movement	931	97	-	38	42	8	-	-	1,116

At 31 December 2012	61,877	11,810	1,058	3,678	2,019	408	126	-	80,976

Net book value

At 31 December 2012	42,946	24,293	267	306	8,365	853	364	329,451	406,845

At 31 December 2011	39,071	16,020	484	1,067	9,579	1,113	-	267,402	334,736
Amortisation expense of $21.0 million (31 December 2011: $15.4 million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

12. Intangible assets – goodwill and other (continued)

	Computer Software $’000	Customer Relationships $’000	Volunteer List $’000	Order Backlog $’000	Technology Asset $’000	Tradename $’000	Goodwill $’000	Total $’000
Cost
At 1 January 2011	77,790	12,288	1,325	1,470	-	-	189,869	282,742
Additions	20,844	-	-	-	-	-	-	20,844
Disposal	(451)	-	-	-	-	-	-	(451)
Arising on acquisition	35	11,891	-	1,790	11,169	1,357	83,656	109,898
Foreign exchange movement	(2,741)	(533)	-	(109)	(967)	(118)	(6,123)	(10,591)

31 December 2011	95,477	23,646	1,325	3,151	10,202	1,239	267,402	402,442

Amortisation
At 1 January 2011	47,027	5,194	624	983	-	-	-	53,828
Reclassification from Property, Plant and Equipment	671	-	-	-	-	-	-	671
Amortised in the year	10,866	2,483	217	1,139	672	136	-	15,513
Disposal	(411)	-	-	-	-	-	-	(411)
Foreign exchange movement	(1,747)	(51)	-	(38)	(49)	(10)	-	(1,895)

At 31 December 2011	56,406	7,626	841	2,084	623	126	-	67,706

Net book value

At 31 December 2011	39,071	16,020	484	1,067	9,579	1,113	267,402	334,736

At 31 December 2010	30,763	7,094	701	487	-	-	189,869	228,914
Amortisation expense of $15.4 million (31 December 2010: $8.0 million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

12. Intangible assets – goodwill and other (continued)

Impairment review of goodwill

Cash generating units

Goodwill acquired through business combinations has been allocated to individual cash-generating units (“CGU’s”) that are expected to benefit from the combination. The CGU’s identified represent the lowest level within the Group at which goodwill is monitored and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments.

The Group has identified two CGU’s in accordance with the provisions of IAS 36 Impairment of Assets as follows:

	31 December 2012 $’000	31 December 2011 $’000

Goodwill
Clinical research	329,450	267,402
Central laboratory	-	-

	329,450	267,402

An impairment charge was recorded against the carrying value of the goodwill of the Central laboratory segment in a prior period.  The remaining goodwill is fully attributable to the Clinical research CGU.

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis or more frequently if facts or circumstances warrant such a review. As the goodwill relating to the Central laboratory segment was fully impaired in a prior year, the 2012 impairment review consisted of a review of the goodwill applicable to the Clinical Research CGU.

The recoverable amount of the Clinical Research CGU is determined using a value-in-use computation based upon discounted net present value cash flow projections for the CGU.  The cash flow projections are for a period of five years forward together with a terminal value calculated in accordance with the Gordon’s terminal value model.  In calculating the terminal value a long-term growth rate of 2% has been applied to the estimated maintainable cash flow in the terminal year.

Management’s estimates of future cash flows are based upon current budgets and strategic plans and are reflective of anticipated growth rates within the CRO industry, expected growth in the Group’s market share and past experience.  Key assumptions applied in determining expected future cash flows for these plans include management’s estimate of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations.  The Group’s cash flow projections are adjusted each year for actual and expected changes in performance.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

12. Intangible assets – goodwill and other (continued)

The following assumptions were applied in determining the the five year projected cash flows of the Clinical Research CGU at 31 December 2012:

	31 December 2012	31 December 2011
Expected revenue growth rate	10%	10%
Expected growth rate for operating costs	8%	8%
Expected effective tax rate	18%	18%
Expected movement in creditors	8%	8%
Expected movement in debtors based on DSO*	50 days	50 days
Expected capital expenditure growth rate	8%	8%
*Days sales outstanding (DSO) is a a measure of the number of days in the period that the company takes to collect revenue

Expected revenue growth and the expected growth in operating costs are determined based upon the expected growth rates used in preparing the Group’s budgets and strategic plans. In estimating budgeted revenue, consideration is given to current levels of backlog (i.e. the value of new business awards not yet recognised in revenue) and the estimated timeframe over which this is expected to be recognised within revenue, together with an estimate of revenue expected to be generated from new awards not currently within backlog.  In estimating revenue from new awards consideration is given to current RFP (request for proposals) volumes, expected growth rates in both the CRO industry and the Group’s market share, and past experience. In estimating budgeted operating costs, consideration is given to required staffing levels, project related costs, facility and information technology costs and other costs.  Staff costs and project related costs generally increase in line with revenue and are therefore estimated based on revenue growth expectations, while facility and information costs and other costs are relatively fixed and are therefore projected based upon a lower growth rate.  An expected long term average tax rate of 18% has been applied in determining the projected after tax cash flows.

Working capital investment needs are determined based upon anticipated increases in the Group’s debtors and creditors.  Debtors are expected to increase in line with increases in the Group’s DSO.  DSO is generally a function of both the timing of contract fee instalments over a study or trial duration and credit terms afforded to individual customers.  The DSO used in conducting the impairment review is reflective of current and anticipated trends in the Group’s DSO. Expected long term DSO’s for the Group are anticipated to be in the range of 45 to 55 days. Creditors’ are expected to increase in line with operating costs. Capital expenditure is expected to increase in line with the Group’s projected capital expenditure investment targets.

A discount rate of 8% (2011:8%) has been applied to the projected cash flows of the Clinical Research CGU in determining its value-in-use.  This rate is reflective of both the time value of money and risks specific to the CGU.  The discount rate is based upon the Group’s weighted average cost of capital which has been determined by applying the Group’s long term optimal capital structure to its costs of debt and cost of equity.  The Group’s cost of debt has been calculated by applying an appropriate margin over the risk free interest rate.  The Group’s cost of equity has been calculated using the capital asset pricing model and includes an appropriate equity risk premium over the available risk free interest rate.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

12. Intangible assets – goodwill and other (continued)

The excess of the value-in-use of the Clinical Research CGU at 31 December 2012, based on the assumptions above, has been calculated as follows:

	31 December 2012 $’000	31 December 2011 $’000
Value-in use (present value of future cash flows)	2,635	1,920
Carrying amount of the Clinical Research CGU	708	650

Excess of value-in-use over carrying value	1,927	1,270

Sensitivity Analysis

A sensitivity analysis to determine if reasonable changes in key assumptions could lead to an impairment was conducted at 31 December 2012 using the following revised assumptions:

	31 December 2012	31 December 2011
Expected revenue growth rate	7%	5%
Expected growth rate for operating costs	6%	3%
Expected capital expenditure growth rate	3%	3%
Discount rate	13%	13%
*All other inputs remained constant.

The revised excess of the value-in-use of the Clinical Research CGU at 31 December 2012, using the alternative assumptions above, has been calculated as follows:

	31 December 2012 $’000	31 December 2011 $’000
Revised value-in use (present value of future cash flows)	1,047	920
Carrying amount of the Clinical Research CGU	708	650

Revised excess of value-in-use over carrying value	339	270

As the excess of the recoverable amount over the carrying value of the cash generating unit was maintained despite changes in key assumptons, management have concluded that no reasonable change in key assumptions would result in an impairment of the Clinical Research CGU.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

13. Business Combinations

The acquisitions below have been accounted for as business combinations in accordance with the revised IFRS 3 Business Combinations:

(a) Acquisition of PriceSpective

On 28 February 2012 the Company acquired 100% of the common stock of PriceSpective LLC (“PriceSpective”), a strategy consulting company, for an initial cash consideration of $37.1 million.  Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, Health Economics and Outcomes Research (“HEOR”), due diligence support and payer engagement services. Since PriceSpective’s incorporation in 2003, it has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas. Further consideration of up to $15.0 million was payable if certain performance milestones were achieved in respect of periods up to 31 December 2012. On 13 August 2012 the Company paid $5.0 million in relation to performance milestones for the year ended 31 December 2011.  At 31 December 2012 the Company has recorded a liability of $10.0 million in respect of the milestones for the year ended 31 December 2012.

The acquisition of PriceSpective has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

	Carrying Value $’000	Fair Value Adjustment $’000	Fair Value $’000
Property, plant and equipment	256	-	256
Goodwill	-	42,247	42,247
Intangible asset - customer relationships	-	10,237	10,237
Intangible asset - order backlog	-	405	405
Intangible asset - non-compete arrangements	-	392	392
Cash and cash equivalents	2,311	-	2,311
Accounts receivable	2,662	-	2,662
Unbilled Revenue	1,140	-	1,140
Other current assets	236	-	236
Current liabilities	(7,788)	-	(7,788)
Purchase price			52,098

Goodwill represents the acquisition of an established workforce with experience in strategic pricing, market access, HEOR, due diligence support and payer engagement services. Goodwill related to the US portion of the business acquired is tax deductible.

The carrying values of accounts receivable, unbilled revenue and other current assets above are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

13. Business Combinations (continued)

The proforma effect of the PriceSpective acquisition if completed on 1 January 2011 would have resulted in net revenue and profit for the financial years ended 31 December 2011 and 31 December 2012 as follows:

	Year Ended 31 December 2012 $’000	Year Ended 31 December 2011 $’000

Net revenue	1,118,410	964,388
Profit for the year	58,857	21,713

(b) Acquisition of BeijingWits Medical

On 15 February 2012 the Company acquired 100% of the common stock of BeijingWits Medical Consulting Co. Limited (“BeijingWits Medical”), a leading Chinese CRO, for an initial cash consideration of $9.0 million. BeijingWits Medical offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. It is a renowned expert in Chinese regulatory processes and a leading advocate of International Conference on Harmonisation Good Clinical Practice (“ICH GCP”) in China. In addition to boosting the Company’s service capabilities in the region, BeijingWits Medical will also strengthen the Company’s presence through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong. Further consideration of up to $7.0 million may become payable if certain performance milestones are achieved in respect of periods up to 31 December 2013.  At 31 December 2012 the Company has recorded a liability of $7.0 million in respect of the additional consideration.

The acquisition of BeijingWits has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

	Carrying Value $’000	Fair Value Adjustment $’000	Fair Value $’000
Property, plant and equipment	172	-	172
Goodwill	-	13,512	13,512
Intangible asset - customer relationships	-	1,761	1,761
Intangible asset - order backlog	-	376	376
Intangible asset - non-compete arrangements	-	97	97
Cash and cash equivalents	587	-	587
Accounts receivable	657	-	657
Unbilled revenue	176	-	176
Other current assets	228	-	228
Deferred tax liability	-	(559)	(559)
Current liabilities	(1,007)	-	(1,007)
Purchase price			16,000

Goodwill represents the acquisition of an established workforce with experience in clinical trial execution and regulatory processes in China. Goodwill is not tax deductible.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

13. Business Combinations (continued)

The carrying values of accounts receivable, unbilled revenue and other current assets in the above table are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due.

The proforma effect of the BeijingWits acquisition if completed on 1 January 2011 would have resulted in net revenue and profit for the financial years ended 31 December 2011 and 31 December 2012 as follows:

	Year Ended 31 December 2012 $’000	Year Ended 31 December 2011 $’000

Net revenue	1,115,355	948,942
Profit for the year	58,275	18,899

(c) Prior period acquisition of Firecrest Clinical

On 14 July 2011 the Company acquired 100% of the common stock of Firecrest Clinical Limited (“Firecrest”), a market leading provider of technology solutions that boost investigator site performance and study management, for an initial cash consideration of €17.0 million ($24.5 million). Headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and execution of activities at investigative sites. The acquisition agreement provided that further consideration of up to €33.0 million ($46.8 million) may become payable if certain performance milestones are achieved in respect of periods up to 30 June 2013. At the date of acquisition the Company recorded a liability of €31.3 million ($44.0 million) in relation to these performance milestones. In March 2012 €3.0 million ($4.0million) was paid by the Company in relation to performance milestones for the six months ended 30 June 2011 and in July 2012 a further €10.0 million ($12.5 million) was paid by the Company in relation to performance milestones for the year ended 31 December 2011, both amounts representing the full amount of additional consideration potentially payable. At 31 December 2012 the Company has recorded a liability of €19.5 million ($25.8 million) in relation to the remaining performance milestones.

The acquisition agreement also provided for certain working capital targets to be achieved by Firecrest on completion.  In March 2012 the Company paid €0.4 million ($0.5 million) on completion of this review.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

13. Business Combinations (continued)

The acquisition of Firecrest has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

	Carrying Amount $’000	Fair Value Adjustment $’000	Fair Value $’000
Property, plant and equipment	687	-	687
Goodwill	-	48,073	48,073
Intangible asset – technology asset	-	11,169	11,169
Intangible asset – customer relationships	-	5,243	5,243
Intangible asset – order backlog	-	1,172	1,172
Intangible asset - trade name	-	1,357	1,357
Cash and cash equivalents	1,965	-	1,965
Other current assets	846	-	846
Accounts receivable	2,867	-	2,867
Deferred tax liability	-	(2,367)	(2,367)
Other liabilities	(2,521)	-	(2,521)

Purchase price			68,491

Goodwill represents the cost of an established workforce with experience in the development of site performance and study management systems and process related efficiencies expected to be generated from the use of the Firecrest site performance management system. Goodwill is not tax deductible.

The carrying values of accounts receivable in the above table are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due within the above acquired accounts receivable.

The proforma effect of the Firecrest acquisition if completed on 1 January 2010 would have resulted in net revenue and profit for the financial years ended 31 December 2010 and 31 December 2011 as follows:

	Year Ended	Year Ended
	31 December	31 December
	2011	2010
	$’000	$’000

Net revenue	952,729	906,311
Profit for the year	22,201	85,228

(d) Prior period acquisition of Oxford Outcomes

On 14 January 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited (“Oxford Outcomes”), an international health outcomes consultancy business, for an initial cash consideration of £18.1 million ($28.1 million).  Headquartered in Oxford, United Kingdom, and with offices in the USA and Canada, Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.  On the same day a put and call option was agreed between the Company and the selling shareholders for the acquisition of the remaining common stock of Oxford Outcomes during the year ended 31 December 2011 for cash consideration of £3.8 million ($6.0 million).  This option was exercised in October 2011.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

13. Business Combinations (continued)

Additional consideration of up to £8.0 million ($12.6 million) was potentially payable if certain performance milestones were achieved by Oxford Outcomes in respect of periods up to 31 March 2012; £4.0 million ($6.3 million) in respect of the year ended 31 March 2011 and £4.0 million ($6.3 million) in respect of the year ended 31 March 2012. Performance milestones in respect of both periods have been achieved.  £4.0 million ($6.3 million) was paid during the year ended 31 December 2011 in respect of the milestone for the year ended 31 March 2011. A part payment of £2.0 million ($3.3 million) in respect of the 31 March 2012 milestone was made by the Company in October 2012. At 31 December 2012, the Company has recorded a liability of £2.0 million ($3.1 million) in relation to the remaining element of this milestone.

The acquisition agreement also provided for certain working capital targets to be achieved by Oxford Outcomes on completion.  In May 2011 the Company paid an additional £3.3 million ($5.1 million) in respect of certain elements of this review and in March 2012 paid a further £0.8 million ($1.2 million) on completion of the review.

The acquisition of Oxford Outcomes has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

	Carrying	Fair Value	Fair Value
	Amount	Adjustment
	$’000	$’000	$’000

Property, plant and equipment	490	-	490
Goodwill	-	36,432	36,432
Intangible asset – customer relationships	-	6,648	6,648
Intangible asset – order backlog	-	618	618
Cash and cash equivalents	6,015	-	6,015
Other current assets	1,354	-	1,354
Accounts receivable	5,438	-	5,438
Deferred tax liability	-	(2,003)	(2,003)
Current liabilities	(2,128)	-	(2,128)

Purchase price			52,864

Goodwill represents the cost of established workforce with experience in specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation. Goodwill is not tax deductible.

The carrying values of accounts receivable in the above table are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due within the above acquired accounts receivables.

The proforma effect of the Oxford Outcomes acquisition if completed on 1 January 2010 would have resulted in net revenue and profit for the financial years ended 31 December 2010 and 31 December 2011 as follows:

	Year Ended	Year Ended
	31 December	31December
	2011	2010
	$’000	$’000

Net revenue	945,729	919,524

Profit for the year	19,230	90,625

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

14. Inventories

	31 December	31 December
	2012	2011
	$’000	$’000

Laboratory inventories	2,962	2,787
The cost of inventories is recognised as an expense and included in other direct costs in the income statement. $33.1 million (2011:$23.9 million) was charged in the income statement for the year ended 31 December 2012.

15. Accounts receivable

	31 December	31 December
	2012	2011
	$’000	$’000

Accounts receivable	290,466	206,864
Less amounts provided for doubtful debts	(5,047)	(5,526)

Accounts receivable, net	285,419	201,338

Further analysis of Group’s accounts receivable balances at 31 December 2012 is as follows:

	Gross		Net	Gross		Net
	accounts receivable 2012	Impairment 2012	accounts receivable 2012	accounts receivable 2011	Impairment 2011	accounts receivable 2011
	$’000	$’000	$’000	$’000	$’000	$’000

Not past due	221,613	(72)	221,541	146,421	(290)	146,131
Past due 0 to 30 days	30,964	(338)	30,626	31,481	(829)	30,652
Past due 31 to 60 days	14,467	(34)	14,433	8,744	-	8,744
Past due 61+ days	23,422	(4,603)	18,819	20,218	(4,407)	15,811

Accounts receivable	290,466	(5,047)	285,419	206,864	(5,526)	201,338

A provision for impairment is recognised where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. At 31 December 2012, the Group maintained an impairment provision of $5.0 million (2011: $5.5 million).  Movement on the accounts receivable impairment provision during the year was as follows:

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

15. Accounts receivable (continued)

	31 December	31 December
	2012	2011
	$’000	$’000
Accounts receivable impairment provision
Balance at start of year	5,526	3,284
Amounts used during the year	(756)	(945)
Amounts provided for during the year	382	4,190
Amounts released during the year	(105)	(1,003)

Balance at end of year	5,047	5,526
All receivables are due within twelve months of the year ended 31 December 2012.

The carrying amounts of the Group’s accounts receivables are denominated in the following currencies:

	31 December	31 December
	2012	2011
Currency	$’000	$’000
US Dollar	134,691	134,265
Euro	135,506	51,468
Sterling	10,997	10,873
Other currencies	4,225	4,732

	285,419	201,338

16. Other assets

	31 December	31 December
	2012	2011
	$’000	$’000
Non-current other assets
Lease deposits	6,584	6,826
Deferred employee savings scheme assets	4,768	3,775

	11,352	10,601
Lease deposits paid in respect of certain premises leased by the Group are refundable on expiry of the related leases.

	31 December	31 December
	2012	2011
	$’000	$’000
Other current assets
Personnel related prepayments	559	1,056
Facility and information system related prepayments	11,322	11,361
General overhead prepayments	6,403	3,872
Sales tax recoverable	5,580	5,588
Other receivables	3,948	4,532

Total	27,812	26,409

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

16. Other assets (continued)

Other current assets do not contain any impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each receivable. The Group does not hold any collateral as security.

17. Current asset investments

	31 December	31 December
	2012	2011
	$’000	$’000

At start of year	54,940	-
Additions	102,575	56,000
Disposals	(82,193)	(438)
Unrealised capital gain/(loss) - investments	861	(622)

At end of year	76,183	54,940

Current asset investments are reported at fair value, with unrealised gains or losses recorded in other comprehensive income. During the year ended 31 December 2012 an unrealised gain of $0.9 million (2011: unrealised loss of $0.6 million) was recorded.

18. Cash and cash equivalents

	31 December	31 December
	2012	2011
	$’000	$’000

Cash at bank and in hand	48,118	58,823
Short term deposits	65,929	60,414

Cash and cash equivalents	114,047	119,237

Current asset investments comprise highly liquid investments with maturities of greater than three months and minimum “A” rated fixed and floating rate securities.

19. Accrued and other liabilities

	31 December	31 December
	2012	2011
	$’000	$’000
Non-current other liabilities
Personnel related liabilities*	6,920	-
Deferred government grants (note 21)	1,427	1,351
Retirement benefit plan net obligation	4,721	4,903
Deferred employee savings scheme liabilities**	2,671	3,232

Total	15,739	9,486
*Personnel related liabilities are payable between 1 and 5 years from the reporting date (see note 25).
**Deferred employee savings scheme liabilities are payable between 1 to 2 years from the reporting date.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

19. Accrued and other liabilities (continued)

	31 December	31 December
	2012	2011
	$’000	$’000
Current accrued and other liabilities
Personnel related liabilities	90,901	62,017
Facility and information system related liabilities	15,394	14,780
General overhead liabilities	24,918	24,520
Other liabilities	2,457	1,823
Short term government grants (note 21)	235	79
Share repurchase programme	-	1,259

Total	133,905	104,478

20. Provisions

	31 December	31 December
	2012	2011
	$’000	$’000
Non-current provisions
Acquisition consideration payable (note 13)	-	11,903

Total	-	11,903

	31 December	31 December
	2012	2011
	$’000	$’000
Current provisions
Restructuring provision (note 7)	926	3,874
Acquisition consideration payable (note 13)	46,264	37,615

Total	47,190	41,489

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

21. Deferred government grants

	31 December	31 December
	2012	2011
	$’000	$’000

At beginning of year	1,430	1,581
Additions	340	-
Amortised during the year	(154)	(115)
Foreign exchange movement	46	(36)

At end of year	1,662	1,430

Current	235	79
Non-current	1,427	1,351

Total	1,662	1,430

22. Bank credit lines and loan facilities

Amounts available to the Group under negotiated facilities amounted to $150.0 million at 31 December 2012 (31 December 2011: $150.0 million).  On 20 July 2011 the Company entered into a three year committed multi currency revolving credit facility for $150.0 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank subject to the agreement has committed $30 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favor of the banks. The full amount of this facility was available to the Group at 31 December  2012 and 31 December 2011.

23. Share capital

Group and Company

Authorised share capital:	No. of Ordinary Shares

Ordinary shares of par value €0.06	100,000,000

	31 December	31 December
	2012	2011
	$’000	$’000
Allotted, called up and fully paid

60,287,498 (31 December 2011: 60,135,603) ordinary shares of €0.06 each	5,067	5,055

Issued, fully paid share capital
At beginning of year	5,055	5,063
Employee share options exercised	68	36
Repurchase of ordinary shares	(56)	(44)

At end of year	5,067	5,055

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

23. Share capital (continued)

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the Shareholders and/or such interim dividends as the board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote.

During the year ended 31 December 2012, 890,236 options were exercised by employees at an average exercise price of $14.62 per share for total proceeds of $13.0 million.

During the year ended 31 December 2011, 430,340 options were exercised by employees at an average exercise price of $10.84 per share for total proceeds of $4.7 million.  In addition, 3,768 ordinary shares were issued in respect of certain restricted stock unit’s previously awarded by the Company.

Share repurchase programme

On 27 October 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On 22 November 2011 the Company entered into two separate share repurchase plans of up to $10 million each, covering the periods 23 November 2011 to 31 December 2011 and 1 January 2012 to 20 February 2012 respectively.  On 21 February 2012 the Company entered into a further share repurchase plan of up to $20 million, covering the period 22 February 2012 to 22 April 2012. On  27 April 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period 27 April 2012 to 18 July 2012. On 30 July 2012 the Company entered into a fifth share repurchase plan of up to $10 million, covering the period 30 July 2012 to 26 October 2012.

Under the repurchase program, a broker purchased the Company’s shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The program was designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s instructions to the broker were irrevocable and the trading decisions in respect of the repurchase program were made independently of and uninfluenced by the Company.  The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information.

During the year ended 31 December 2012 738,341 ordinary shares were repurchased by the Company for a total consideration of $15.6 million.  During the year ended 31 December 2011 545,597 ordinary shares were repurchased by the Company for a total consideration of $9.0 million.  As at 31 December 2012 1,283,938 ordinary shares have been repurchased by the Company for a total consideration of $24.6 million. All ordinary shares repurchased by the Company were cancelled, and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

24. Capital and reserves

	31 December	31 December
	2012	2011
	$’000	$’000

Share based payment reserve	45,179	39,429
Capital redemption reserve	100	44
Other reserves	7,988	7,422
Foreign currency translation reserve	(5,387)	(11,507)
Current asset investment – fair value reserve	239	(622)
Retained earnings	540,292	491,937

Total	588,411	526,703

Share based payment reserve
The share based payment reserve is used to account for share-based payments.  The fair value of share based payments is expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  At 31 December 2012 the Group has recognised a cumulative charge for share based payments of $63.4 million net of deferred tax (2011: $53.2 million).  The Group has also recognised a cumulative credit of $11.6 million (2011: $10.3 million)  in reserves for the current and deferred tax effects of the tax benefits relating to the exercise of employee share options in excess of related cumulative compensation expense. The Group has reclassified a cumulative credit of $29.9 million (2011: $24.1 million) to retained earnings in respect of exercised and expired share based awards.

Capital redemption reserve
The capital redemption reserve comprises the nominal value of shares repurchased and cancelled by the Group and transferred from share capital to the capital redemption reserve fund as required under Irish Company Law. During the year ended 31 December 2012, 738,341 (31 December 2011: 545,597) ordinary shares were repurchased and cancelled by the Group.

Other reserves
The Group has recognised a non-distributable reserve of $1.9 million in accordance with agreements made between the Group and Enterprise Ireland, an Irish government agency. The requirement for these non-distributable reserves will expire between the period 2014 and 2017. In 2005 the Group also recognised a capital contribution of $6.0 million being the fair value of outstanding ordinary shares transferred to Mr Peter Gray, formerly Vice Chairman of the Board of Directors and formerly Chief Executive Officer, by founding Directors, Dr. John Climax and Dr. Ronan Lambe.

Currency reserve
The currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since 1 June 2004, the date of transition to IFRS. As at 31 December 2012, this amounted to a cumulative loss of $12.4 million (2011:$7.9 million). In addition the Group has recognised a cumulative gain for the currency impact of long term funding amounting to $18.9 million as at 31 December 2012 (2011: $20.9 million). This is offset by a cumulative charge of $1.1 million (2011: $1.5 million) for the related tax on the currency impact on long term funding.

Current asset investments – fair value reserve
The current asset investment – fair value reserve comprises unrealised fair value gains and losses on current asset investments held as available-for-sale. The Group has recognised a gain of $0.8 million during the year ended 31 December 2012 (2011: loss of $0.6 million). Unrealised gains and losses are released to the Consolidated Income Statement on disposal of the related asset.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

24. Capital and reserves (continued)

Retained earnings
In addition to the profit for the financial year the Group has also recognised the actuarial loss on the defined benefit pension scheme in this reserve.  In 2012 the Group recognised an actuarial gain of $0.5 million on the defined benefit pension scheme (31 December 2011: actuarial loss of $4.4 million). The Group has also recognised a credit of $5.9 million (2011: $2.3 million) in respect of exercised and expired share based awards that have been transferred from the Option Reserve.

25. Financial Instruments

The Board of Directors have overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group is exposed to various financial risks in the normal course of its business.  The principle financial risks to which it is exposed include credit risks related to the creditworthiness of its customers and counterparties with which it invests surplus cash funds, liquidity risk associated with the availability of sufficient capital resources, foreign currency risks, including both translation and transaction risk, and interest rate risk.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.  Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.  The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.  The Audit Committee of the Board oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Credit risk

The Group’s exposure to credit risk arises predominately in respect of the creditworthiness of its customers in relation to amounts due from them for the value of work performed and the creditworthiness of counterparties with which it invests surplus cash balances.

Credit risk pertaining to customers is managed by ensuring strict credit procedures are in place, in particular through evaluation of all new customers and ongoing account monitoring. The Group earns revenues from contracts with its customers based upon certain activities and performance specifications. Contract terms may range from several weeks to several years depending on the nature of the work to be performed. Such contracts are generally either fixed price or units-based. In most cases, a small portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally payable in instalments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones" or, based on units delivered, or on a fixed monthly payment schedule. For instance, instalment payments may be based on patient enrolment or delivery of the database. Where customers request changes in the scope of a trial or in the services to be provided, a change order or amendment is issued which may result either in an increase or decrease in the contract value. The Group also contracts on a "fee-for-service" or "time and materials" basis.

During the course of the study, the Group will generally incur expenses which are fully reimbursable by customers.  Reimbursable expenses are typically estimated and budgeted within the contract and invoiced on a monthly basis. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other direct costs incurred in the course of the clinical trial which are fully reimbursable by the customer.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

25. Financial Instruments (continued)

Most of the Group’s contracts are terminable immediately by the customer with justifiable cause or with 30 to 90 days notice without cause. In the event of termination, the Group is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with termination of the study. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the customer's decision to de-emphasise a particular trial or inadequate patient enrollment or investigator recruitment.

The Group’s top five customers accounted for approximately 48% and 37% respectively of net revenue during the years ended 31 December 2012 and 31 December 2011.  During the year ended 31 December 2012 18% of the Group’s net revenues were derived from its top customer with 12% of net revenues being derived from the Group’s second largest customer. With the exception of these two customers no customer contributed more than 10% of net revenues during the period. During the year ended 31 December 2011 13% of the Group’s net revenues were derived from its top customer. With the exception of this customer no customer contributed more than 10% of net revenues during this period.

The maximum exposure of credit risk pertaining to customers is the carrying value of accounts receivable and unbilled revenue balances.  The carrying value of accounts receivable and unbilled revenue balances, by geographic region, at 31 December 2012 was as follows:

	Accounts Receivable		Unbilled Revenue

	31 December	31 December	31 December	31 December
	2012	2011	2012	2011
	$’000	$ ’000	$’000	$’000

Europe	145,743	90,791	57,713	64,427
United States	136,061	106,037	48,535	57,631
Rest of World	3,615	4,510	6,235	4,792

Total	285,419	201,338	112,483	126,850

The Group’s exposure to credit risk also arises with counterparties in respect of surplus cash balances invested.  The Group’s treasury function actively manages available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for surplus cash balances.  These balances are classified as cash and cash equivalents or current asset investments depending on the maturity of the related investment.  Credit risk in relation to these balances is managed through ongoing monitoring of the composition of the balances and ensuring that funds are invested in accordance with strict risk management policies and controls as specified by the Group’s Board of Directors. Surplus cash balances are invested in minimum “A” rated fixed and floating rate securities. For short term investments, the ratings required for each class of investment are as follows: cash (A-), bank deposit (A-), money market funds (AAA) and liquidity funds (AAA). For long term investments, the ratings required for counterparty exposure is AA- (Standard & Poors & Fitch). Permitted long term investment instruments are Government securities, bank deposits, commercial paper, medium term notes, floating rate notes, fixed term notes, asset swaps with A rated security, AAA rated liquidity funds with stable NAV and certain interest rate options.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

25. Financial Instruments (continued)

Liquid and Capital Resources

The Group’s liquid and capital resources at 31 December 2012 were as follows:

	31 December	31 December
	2012	2011
	$’000	$’000
Current asset investments (note 17)	76,183	54,940
Cash and cash equivalents (note 18)	114,047	119,237

Total liquid resources	190,230	174,177

Shareholders’ equity	766,441	691,848

The principal operating cash requirements of the Group include payment of salaries, office rents, travel expenditures and payments to investigators.  Other cash requirements include capital expenditures for facilities and information system enhancements and cash required to fund acquisitions and other growth opportunities. The CRO industry is generally not capital intensive.  The Group primarily finances its operations and growth through cash flows from operations, together with amounts drawn under negotiated facilities as required.

The Group’s primary objectives in managing its liquid and capital resources are as follows:
●     to maintain adequate resources to fund its continued operations,
●     to ensure availability of sufficient resources to sustain future development and growth of the business,
●     to maintain sufficient resources to mitigate risks and unforeseen events which may arise.

The Group manages risks associated with liquid and capital resources through ongoing monitoring of actual and forecast cash balances and by reviewing the existing and future cash requirements of the business.  It ensures that sufficient headroom is available under the Group’s existing negotiated facilities and negotiates additional facilities as required.  Details of the Group’s negotiated facility is set out in note 22 Bank Credit Lines and Loan Facilities. There were no funds drawn under this facility at 31 December 2012. The Group may raise additional finance through the issuance of ordinary shares or debt as required.

The following table sets out details of the maturity of the Group’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to contractual maturity date:

Year ended 31 December 2012

	Carrying Amount	Contractual Cashflows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Non-current other liabilities	(9,591)	(9,591)	-	-	(6,131)	(3,460)	-
Accounts payable	(8,149)	(8,149)	(8,149)	-	-	-	-
Accrued and other liabilities	(133,670)	(133,670)	(133,670)	-	-	-	-
Provisions	(47,190)	(47,432)	(24,532)	(22,900)	-	-	-

	(198,600)	(198,842)	(166,351)	(22,900)	(6,131)	(3,460)	-

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

25. Financial Instruments (continued)

Year ended 31 December 2011
	Carrying Amount	Contractual Cashflows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Non-current other liabilities	(3,232)	(3,232)	-	-	(3,232)	-	-
Non-current provisions	(11,903)	(12,602)	-	-	(12,602)	-	-
Accounts payable	(5,340)	(5,340)	(5,340)	-	-	-	-
Accrued and other liabilities	(104,399)	(104,399)	(104,399)	-	-	-	-
Provisions	(41,489)	(41,974)	(28,682)	(13,292)	-	-	-

	(166,363)	(167,547)	(138,421)	(13,292)	(15,834)	-	-
*Certain reclassifications have been made to prior year comparatives to be consistent with the current year presentation.

*Non-current other liabilities above excludes retirement plan net benefit obligation (2012: $4.7 million and 2011: $4.9 million) and deferred government grants (2012: $1.4 million and 2011: $1.4 million). Accrued and other liabilities excludes deferred government grants (2012: $0.2 million and 2011: $0.1 million).

Foreign currency risk

The Group is subject to a number of foreign currency risks given the global nature of its operations. The principal foreign currency risks to which the business is subject to includes both foreign currency translation risk and foreign currency transaction risk. Although domiciled in Ireland, the Group reports its results in U.S. dollars. As a consequence the results of non-U.S. based operations, when translated into U.S. dollars, could be affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

The Group is also subject to foreign currency transaction exposures as the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  The Group’s operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of the Group’s activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending on, among other things, which of the Group’s offices provide staff for the contract, and the location of investigator sites.

Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on the results of the Group’s operations. The Group regularly reviews its foreign currency exposures and usually negotiates currency fluctuation clauses in its contracts which allow for price negotiation if certain exchange rate triggers occur.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

25. Financial Instruments (continued)

The following table sets out the Group’s transaction risk in relation to financial assets and liabilities at 31 December 2012:

	U.S. Dollar	Sterling	Euro	Other	Total
	2012	2012	2012	2012	2012
	$’000	$’000	$’000	$’000	$’000

Accounts receivable	69,444	5,174	2,455	1,061	78,134
Unbilled revenue/payments on account	(57,915)	(3,180)	1,349	(2,062)	(61,808)
Cash and cash equivalents	96,381	159	863	720	98,123
Other current assets	505	90	513	38	1,146
Other non-current assets	62	-	-	-	62
Accounts payable	(2,233)	(372)	(4)	(470)	(3,079)
Accrued and other liabilities	(20,508)	(312)	(268)	(88)	(21,176)
Current tax payable	-	-	175	106	281
Intergroup transactions	(86,396)	(13,864)	905	(32,973)	(132,328)

Total Transaction Risk	(660)	(12,305)	5,988	(33,668)	(40,645)

Foreign exchange gains and losses recognised on the above balances are recorded in “other operating expenses”. The total foreign exchange gain incurred during the year ending 31 December 2012 amounted to $1.2million (2011: $0.4 million loss).

The following table sets out the Group’s transaction risk in relation to financial assets and liabilities at 31 December 2011:

	U.S. Dollar	Sterling	Euro	Other	Total
	2011	2011	2011	2011	2011
	$’000	$’000	$’000	$’000	$’000

Accounts receivable	29,302	6,567	2,767	2,437	41,073
Unbilled revenue/payments on account	(17,499)	(3,479)	(2,760)	706	(23,032)
Cash and cash equivalents	69,226	1,752	743	239	71,960
Other current assets	800	214	473	278	1,765
Other non-current assets	90	-	472	44	606
Accounts payable	1	(345)	(194)	(119)	(657)
Accrued and other liabilities	(17,645)	(650)	131	(159)	(18,323)
Current tax payable	-	-	130	4	134
Intergroup transactions	(53,954)	(11,388)	(5,078)	(24,403)	(94,823)

Total Transaction Risk	10,321	(7,329)	(3,316)	(20,973)	(21,297)

Foreign exchange gains and losses recognised on the above balances are recorded in “other operating expenses”. The total foreign exchange loss incurred during the year ending 31 December 2011 amounted to $0.4million (2010: $3.7 million loss).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

25. Financial Instruments (continued)

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2012	2011	2012	2011

Euro	1.2876	1.3991	1.3193	1.2961

Pound Sterling	1.5832	1.6050	1.6255	1.5413

A simultaneous ten percent strengthening or weakening of the US Dollar, Euro and Sterling against all other currencies (which remained constant) would have increased or decreased profit and equity by $0.63 million (31 December 2011 $0.03 million) as a consequence of the retranslation of foreign currency denominated financial assets and liabilities at those dates.
This change in profit and equity is excluding the effect of foreign currency denominated long term loans.

Interest rate risk

The Group is exposed to interest rate risk in respect of its cash and cash equivalents, current asset investments and amounts drawn under negotiated facilities which are subject to variable rates of interest.

The Group’s treasury function actively manages its available cash resources and invests significant cash balances in various financial instruments to try to ensure optimum returns for the Group’s surplus cash balances.  Financial instruments are classified either as cash and cash equivalents or current asset investments depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum “A” rated corporate securities. The Group may be subject to interest rate risk in respect of interest rate changes on amounts invested.  The Group manages interest rate risk in respect of these balances by monitoring the composition of the Group’s investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

In addition to interest rate risk on surplus cash balances invested, the Group may also be subject to interest rate risk on amounts drawn under negotiated facilities which are subject to variable rates of interest.  Details of the Group’s negotiated facility is set out in note 22 Bank Credit Lines and Loan Facilities. There were no amounts drawn down under this at 31 December 2012 or at 31 December 2011. The Group manages interest rate risk in respect of amounts under negotiated facilities through ongoing monitoring of actual and forecast cash balances, reviewing existing and future cash requirements of the business and by reviewing existing levels of borrowings having regard to current market interest rates and future trends.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

25. Financial Instruments (continued)

The sensitivity analysis below represents the hypothetical change in our interest income and interest expense based on an immediate 1% movement in market interest rates.

	Interest Income		Interest Expense
	2012	2011	2011	2010
	$’000	$’000	$’000	$’000

As reported	1,151	1,194	-	-

1% Increase	2,987	3,280	-	-

1% Decrease	-	-	-	-

Interest expense included in note 4 relates to commitment fees on bank overdraft and credit facilities and non-cash finance charges relating to acquisition contingent consideration and therefore is not included in the above sensitivity analysis. The above analysis assumes that all other variables remain constant.

Fair Values

Certain financial instruments are measured in the statement of financial position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:
Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

25. Financial Instruments (continued)

The fair value of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position are as follows:

	31 December 2012	31 December 2012	31 December 2011	31 December 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$’000	$’000	$’000	$’000
Financial Assets
Other non-current assets	11,352	11,352	10,601	10,601
Accounts receivable	285,419	285,419	201,338	201,338
Unbilled revenue	112,483	112,483	126,850	126,850
Other current assets	27,812	27,812	26,409	26,409
Current asset investments	76,183	76,183	54,940	54,940
Cash and cash equivalents	114,047	114,047	119,237	119,237

	627,296	627,296	539,375	539,375

Financial Liabilities
Other non-current liabilities	(9,591)	(9,591)	(3,232)	(3,232)
Non-current provisions	-	-	(11,903)	(12,603)
Accounts payable	(8,149)	(8,149)	(5,340)	(5,340)
Payments on account	(219,467)	(219,467)	(150,792)	(150,792)
Accrued and other liabilities	(133,670)	(133,670)	(104,399)	(104,399)
Provisions	(47,190)	(47,432)	(41,489)	(41,974)

	(418,067)	(418,309)	(317,155)	(318,340)
Certain reclassifications have been made to prior year comparatives to be consistent with the current year presentation.

The carrying values of other non-current assets, accounts receivable, less impairment provision, unbilled revenue, other current assets, cash and cash equivalents, other non-current liabilities, non-current provisions (excluding contingent consideration), accounts payable, payments on account, accrued and other liabilities and provisions (excluding contingent consideration), are carried at amortised cost and  assumed to be approximate to their fair values due to the short term nature of these balances.

Current asset investments are stated at fair value, with any resultant gain or loss recognised in the statement of comprehensive income. The fair value of current asset investments is their market price at the financial year end date. They are measured on the basis of level 1 inputs.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

25. Financial Instruments (continued)

Included within non-current provisions and provisions are amounts due in respect of certain performance milestones on recent acquisitions (see note 13 Business combinations).  These amounts are payable over periods up to June 2013 and are included in the financial statements at their fair value and are measured on the basis of level 3 inputs.

Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

26. Lease commitments

The Group has several non-cancellable operating leases, primarily for facilities, that expire over the next 12 years. These leases generally contain renewal options and require the Group to pay all executory costs such as maintenance and insurance. Future minimum rental commitments for operating leases with non-cancellable terms are as follows:

	31 December	31 December
	2012	2011
	$’000	$’000

Less than one year	40,412	36,927
Between one and two years	31,252	31,564
Between two and three years	24,827	26,582
Between three and four years	20,474	20,088
Between four and five years	14,694	16,681
More than five years	32,267	26,884

Total	163,926	158,726

27. Commitments and contingencies

(a)Capital commitments

The following capital commitments for the purchase of property, plant and equipment were authorised by the Group at 31 December 2012:

	31 December	31 December
	2012	2011
	$’000	$’000
Contracted for	14,794	16,655
Not-contracted for	5,249	8,982

Total	20,043	25,637

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

27. Commitments and contingencies (continued)

(b)Guarantees

Where the Group enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Group considers these to be insurance arrangements and accounts for them as such.  The Group treats the guarantee contract as a contingent liability until such time as it becomes probable that the Group will be required to make a payment under that guarantee.

The Group has guaranteed the liabilities referred to in Section 5 (c) (ii) of the Companies (Amendment) Act, 1986 in respect of the financial year ending 31 December 2012 for the subsidiary companies listed below. These subsidiaries are availing of the exemption under Section 17 of the Companies (Amendment) Act, 1986 not to file statutory financial statements.

-	ICON Clinical Research Limited
-	ICON Clinical Research Property Holdings (Ireland) Limited
-	ICON Clinical Research Property Development (Ireland) Limited
-	ICON Clinical Property Holdings Limited
-	ICON Clinical Property Development Limited
-	ICON Holdings Clinical Research International Limited
-	DOCS Resourcing Solutions Limited
-	Firecrest Clinical Limited

(c)Contractual obligations

The following represents Group contractual obligations and commercial commitments as at 31 December 2012:

	Payments due by period
		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years
	$’000	$’000	$’000	$’000	$’000

Operating lease commitments	163,926	40,412	56,079	35,168	32,267
Capital commitments	20,043	20,043	-	-	-

Total	183,969	60,455	56,079	35,168	32,267

The Group expects to spend approximately $30 to $35 million in the next 12 months on further investments in information technology, the expansion of existing facilities and the addition of new offices.  The Group believes that it will be able to fund additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, the Group may consider acquiring businesses to enhance service offerings and global presence. Any such acquisitions may require additional external financing and the Group may, from time to time, seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Group.

28. Litigation

The Group is not party to any litigation or other legal proceedings that the Group believes could reasonably be expected to have a material adverse effect on the Group’s business, results of operations and financial position.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

29. Related Parties

(i)Transactions with Directors and Executive Officer

The total compensation of the Directors and Executive Officers (key management remuneration) for the years ended 31 December 2012 and 2011 was as follows:

	Year ended 31 December	Year ended 31 December
	2012	2011
	$’000	$’000

Salary and fees	2,357	2,145
Bonus	7,514	647
Other benefits	99	83
Pension contributions	1,219	179
Share based payment	3,071	1,521

Total	14,260	4,575

Details of ordinary shares, shares options and RSUs held by the Directors and Executive Officers are set out in note 8.

Details of transactions entered into by Directors and Key Executive Officer in shares and shares options of the Company during the year ended 31 December 2012 were as follows:

Share options exercised
Name	Number of share options	Average exercise price	Market price on date of exercise

Tom Lynch	2,400	$8.60	$28.15

Brendan Brennan	4,260	$21.32	$24.15

Dr. Bruce Given	4,000	$8.60	$26.42

Dr. Ronan Lambe	4,000	$8.60	$27.75

Shares sold
		Number of shares	Average Market Price of Shares Sold

Brendan Brennan		4,260	$24.15

Dr. Bruce Given		4,000	$26.42

Dr. Ronan Lambe		4,000	$27.75

Peter Gray		50,000	$22.00

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

29. Related Parties (continued)

(ii)Other Related Party Transactions

On 19 July 2012, Mr. Peter Gray retired as a Director and employee of the Company. The Company subsequently entered into an agreement with Integritum Limited, a company controlled by Mr. Gray, for the provision of consultancy services for a period of two years from 1 August 2012, at an agreed fee of €265,000 ($350,000) per annum.

On 1 January 2010 the Group entered into a three year agreement with Rotrua Limited, a Company controlled by Dr. John Climax, a non-executive director of the Group. This three year agreement is for the provision of consultancy services by Dr. Climax to the Group at an agreed fee of €262,500 ($348,968) per annum.  The consultancy agreement has expired but it did provide that the Group would during its term provide permanent disability and life insurance coverage for Dr. Climax and medical insurance cover for himself and his dependants.

30. Subsequent Events

Post year end acquisition of Clinical Trial Services Division of Cross Country Healthcare, Inc.

On 15 February 2013 the Company acquired the clinical trial services division of Cross Country Healthcare Inc. for an initial cash consideration of $51.9 million. Further consideration of up to $3.75 million may become payable if certain performance milestones are achieved during the period ended 31 December 2013.  Cross Country Healthcare’s Clinical Trial Services Division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision. The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent will be combined with ICON’s FSP division, DOCS, creating a leader in global resourcing and FSP, while AKOS will enhance the services offered by ICON’s medical and safety services team.

The following table summarises the Group’s provisional estimates of the fair values of the assets acquired and the liabilities assumed:

	Carrying	Fair Value	Fair Value
	Amount	Adjustment
	$’000	$’000	$’000
Property, plant and equipment	369	-	369
Goodwill	-	45,802	45,802
Cash and cash equivalents	1,039	-	1,039
Accounts receivables	9,196	-	9,196
Unbilled Revenue	2,128	-	2,128
Prepayments and other current assets	449	-	449
Other liabilities	(2,838)	-	(2,828)
Income taxes payable	(498)	-	(498)

Total			55,647

The carrying value of accounts receivable in the above table are the gross contractual amounts receivable and are carried at amortised cost. This is assumed to be approximate to their fair value due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts as due.

Goodwill represents the acquisition of an established workforce with experience in the clinical research industry, thereby allowing the Company to enhance its capabilities in global resourcing and FSP and also medical and safety services. Other intangible assets are expected to comprise of customer relationships.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

31. Subsidiary Undertakings

As at 31 December 2012 the Group had the following principal subsidiary undertakings:

Name	Registered Office	Proportion held by group
ICON Clinical Research Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%*

ICON Holdings	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

DOCS Resourcing Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

Firecrest Clinical Limited	Unit 1 Mary Rosse Centre Holland Road National Technology Park Limerick	100%

ICON Development Solutions, LLC	8282 Halsey Road, Whitesboro NY 13492 U.S.A.	100%

ICON Development Solutions, LLC	7740 Milestone Parkway, Suite 150, Hanover, MD 21076 U.S.A.	100%

ICON Clinical Research, Inc.	212 Church Road, North Wales, PA 19454 U.S.A.	100%

ICON Central Laboratories, Inc.	123 Smith Street, Farmingdale, NY 11735 U.S.A.	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
Beacon Bioscience, Inc.	2800 Kelly Road, Suite 200, Warrington, PA 18976 U.S.A.	100%

Healthcare Discoveries, LLC	8307 Gault Lane, San Antonio, TX 78209-1015 U.S.A.	100%

Oxford Outcomes Inc.	7315 Wisconsin Avenue, Suite 250, Bethesda, MD 20814 (Montgomery County) U.S.A.	100%

PriceSpective, LLC	460 Norristown Road Suite 350 Blue Bell PA 19422 U.S.A.	100%

DOCS Global, Inc.	2 Grand Central Tower, 140 East 45th Street, 12th Floor, New York, NY 10017 U.S.A.	100%

ClinForce, LLC	4815 Emperor Boulevard, Suite 300, Durham, NC 27703, U.S.A.	100%

Assent Consulting, Inc.	380 Stevens Avenue, Suite 120, Solana Beach, CA 92075, U.S.A.	100%

DOCS International Belgium N.V	Pegasuslaan 5 1831 Diegem Belgium	100%

ICON Clinical Research EOOD	2A, Saborna Str., 4th floor, Sofia – 1000, Republic of Bulgaria	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
ICON Research Ltd. (Ispitivanja ICON d.o.o)	Radnicka cesta 80, 10000 Zagreb, Croatia	100%

ICON Clinical Research s.r.o.	Praha 4 - Chodov, V parku 2335/20, PSČ 148 00 Czech Republic	100%

DOCS International Nordic Countries A/S	Tuborg Boulevard 12, 2900 Hellerup Denmark	100%

DOCS International Finland Oy	Mannerheimintie 12 B 5th Floor FIN-00100 Helsinki Finland	100%

ICON Clinical Research S.A.R.L.	20 Rue Troyon 92316 Servres Cedex France	100%

DOCS International France S.A.S.	20 Rue Troyon 92310 Sevres France	100%

ICON Clinical Research GmbH	Heinrich-Hertz-Straße 26 63225 Langen Hessen Germany	100%*

DOCS International Germany GmbH	An der Welle 4, 60422 Frankfurt Germany	100%

ICON Clinical Research Kft (ICON Klinikai Kutató Kft)	1037 Budapest, Szépvölgyi út 39. Hungary	100%

ICON Clinical Research Israel Limited	6 Haba'al Shem Tov Street, Lod, Zip Code 71289, Northern Industrial Area. Israel	100%

DOCS Italia	Via Washington n.70, Milan Italy	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
ICON Investments Limited	PO Box 76, Kleinwort Benson House, Wests Centre, St. Helier, JE4 8PQ Jersey	100%

DOCS International BV	Handelsweg 53 1181 ZA Amstelveen The Netherlands	100%

DOCS Insourcing BV	Handelsweg 53 1181 ZA Amstelveen The Netherlands	100%

DOCS International Poland Sp.zo.o.	ul. Grójecka 5 Warszawa Poland, 02-019	100%

ICON Clinical Research Sp.zo.o.	Al. Jerozolimskie 56C, 00-803, Warsaw Poland	100%

ICON Clinical Research S.R.L.	Calea Floreasca, Nr 133-137, Et. 3, Bucuruesti, Sector 1, Romania	100%

ICON Clinical Research d.o.o. Beograd	Bulevar Zorana Djindjica 64a, 11070 Belgrade, Serbia	100%

ICON Clinical Research Espana, S.L.	Torre Diagonal Mar Josep Pla, 2, Planta 11, Módulo A1 Barcelona Spain, 08019	100%

DOCS International Sweden AB	Solna Stranväg 78 171 54 Solna Sweden	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
ICON Medical Imaging AG	Zeltweg 46 8032 Zurich Switzerland	100%

DOCS International Switzerland GmbH	Steinengraben 40, c/o Experfina AG, CH-4002 Basel Switzerland	100%

ICON Clinical Research LLC	4th Floor, St. Poleva 24, Kiev, Ukraine, 03056	100%

ICON Development Solutions Limited	Skelton House Manchester Science Park Lloyd Street North Manchester UK M15 6SH United Kingdom	100%

DOCS International UK Limited	Concept House, 6 Stoneycroft Rise Chandlers Ford, Eastleigh, Hampshire, SO53 3LD United Kingdom	100%

Oxford Outcomes Limited	Seacourt Tower West Way Oxford OX2 0JJ United Kingdom	100%

PriceSpective Limited	c/o Harwood Hutton, 22 Wycombe End, Beaconsfield, Buckinghamshire, HP9 1NB, United Kingdom	100%

ICON Clinical Research (U.K.) Limited	Concept House, 6 Stoneycroft Rise, Chandlers Ford, Eastleigh, Hampshire, SO53 3LD. United Kingdom	100%*

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
Akos Limited	The Coach House The Grove Pipers Lane Harpenden Hertfordshire AL5 1AH United Kingdom	100%

ICON Clinical Research, S.A.	Av. Fondo de la Legua 936/54 Edifico Loma de San Isidro Plaza 1 Martinez Buenos Aires (B1640ED0) Argentina	100%

ICON Pesquisas Clinicas LTDA	Avenida Paulista No. 2300 Andar Pilotis-sal 03100-300 Bela Vista Sao Paulo SP Brazil	100%

ICON Clinical Research (Canada) Inc.	7405 Trans-Canada Highway, Suite 300 Saint-Laurent, Quebec H4T 1Z2 Canada	100%

Oxford Outcomes Limited	19th Floor 885 West Georgia Street Vancouver BC V6C 3H4 Canada	100%

ICON Chile Limitada	Huerfanos 770 Piso 4 Oficina 402 Santiago Chile	100%

ICON Clinical Research México, S.A. de C.V.	Barranca del Muerto 329 3rd Floor Col. San Jose Insugentes 03900 Mexico D.F.	100%

ICON Clinical Research Peru S.A.	Edificio Real Seis Av. Victor A. Belaunde 147 Via Principal 140- Piso Ofs 713 y 715 San Isidro-Lima 27 Peru	100%

ICON Clinical Research PTY Limited	Suite 201, Level 2, 2-4 Lyon Park Road, North Ryde, NSW 2113 Australia	100%*

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
ICON Clinical Research (Beijing) Co., Limited	Floor 5, Tower B, Minsheng Financial Center No.28, JianGuoMen Nei Ave, Dong Cheng District, Beijing, China 100005	100%

ICON Clinical Research (Beijing No.2) Co., Ltd	Room 335, No.8, An Ning Zhuang East Road, Haidian District, Beijing, China	100%

ICON Clinical Research India Private Limited	RMZ Millenia Business Park, Block 3A - 2nd Floor, #143 Dr. MGR Road, Kandanchavady, Chennai, Tamil Nadu, India 600 096	100%

ICON Japan K.K.	6F-7F MD Kanda Building, 9-1 Kanda Mitoyocho, Chiyoda-ku, Tokyo 101-0053 Japan	100%*

ICON Clinical Research Korea Yuhan Hoesa	Capital Tower, 18th Floor 736-1 Yeoksam-dong Gangnam-gu Seoul Korea 135-983	100%

ICON Clinical Research Hong Kong Limited	Suite 503, 5/F, Chinachem Exchange Square, 1 Hoi Wan Street, Quarry Bay, Hong Kong	100%

ICON Clinical Research (New Zealand) Limited	Plaza Level, AXA Centre, 41 Shortland Street, Auckland, New Zealand 1010	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2012

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group

ICON Clinical Research Services Philippines, Inc.	28th Floor, Tower 2 The Enterprise Center 6766 Ayala Ave. corner Paseo de Roxas Makati City 1226 Philippines	100%

ICON Clinical Research (Pte) Limited	24 Raffles Place #24-03 Clifford Centre Singapore 048621	100%

* held directly

32. Approval of financial statements

The Board of Directors approved these financial statements on 23 April 2013.

Company Statement of Financial Position
as at 31 December 2012

	Note	31 December	31 December
		2012	2011
		$’000	$’000
ASSETS
Non-current assets
Property, plant and equipment	1	1,136	1,472
Intangible assets	2	500	690
Investment in subsidiaries	3	362,983	305,164
Deferred tax asset	4	396	666
Total non-current assets		365,015	307,992

Current assets
Other current assets	5	3,218	3,446
Amounts due from subsidiary undertakings		52,329	82,529
Current taxes receivable		-	133
Cash and cash equivalents		1,058	3,729
Total current assets		56,605	89,837

Total assets		421,620	397,829

EQUITY
Share capital		5,067	5,055
Share premium		172,963	160,090
Capital redemption reserve		100	44
Share based payment reserve		42,527	38,170
Other reserves		6,071	6,071
Functional currency translation reserve		3,306	(7,738)
Retained earnings		177,558	186,461
Attributable to equity holders		407,592	388,153

Total equity		407,592	388,153

LIABILITIES
Non-current liabilities
Non-current other liabilities	6	4,967	-
Total non-current liabilities		4,967	-

Current liabilities
Accounts payable		454	438
Accrued and other liabilities	6	8,185	9,238
Current taxes payable		422	-
Total current liabilities		9,061	9,676

Total liabilities		14,028	9,676

Total equity and liabilities		421,620	397,829

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

Company Statement of Changes in Equity
for the year ended 31 December 2012

	Number	Share	Share	Capital Redemption	Share Based Payment	Other	Currency	Retained	Total
	of shares	Capital	Premium	Reserve	Reserve	Reserves	Reserve	Earnings	Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2012	60,135,603	5,055	160,090	44	38,170	6,071	(7,738)	186,461	388,153
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	1,034	1,034
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	11,044	-	11,044

Total other comprehensive income	-	-	-	-	-	-	11,044	-	11,044

Total comprehensive income for the year	-	-	-	-	-	-	11,044	1,034	12,078
Transactions with owners, recorded directly in equity
Share based payment	-	-	-	-	10,217	-	-	-	10,217
Exercise of share options	890,236	68	12,947	-	-	-	-	-	13,015
Share issue costs	-	-	(74)	-	-	-	-	-	(74)
Repurchase of ordinary shares	(738,341)	(56)	-	56	-	-	-	(15,607)	(15,607)
Share repurchase costs	-	-	-	-	-	-	-	(190)	(190)
Transfer of exercised and expired share based awards	-	-	-	-	(5,860)	-	-	5,860	-

Total contributions by and distributions to owners	151,895	12	12,873	56	4,357	-	-	(9,937)	7,361

Total transactions with owners	151,895	12	12,873	56	4,357	-	-	(9,937)	7,361

Balance at 31 December 2012	60,287,498	5,067	172,963	100	42,527	6,071	3,306	177,558	407,592
As permitted by section 148(8) of the Companies Act 1963, the Company has not presented a Company income statement. The profit for the 2012 financial year retained by the Company amounted to $1,034,000 (2011: profit $68,418,000).

Company Statement of Changes in Equity
for the year ended 31 December 2011

	Number	Share	Share	Capital Redemption	Share Based Payment	Other	Currency	Retained	Total
	of shares	Capital	Premium	Reserve	Reserve	Reserves	Reserve	Earnings	Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2011	60,247,092	5,063	155,537	-	30,900	6,071	13,997	124,867	336,435
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	68,418	68,418
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	(21,735)	-	(21,735)

Total other comprehensive income	-	-	-	-	-	-	(21,735)	-	(21,735)

Total comprehensive income for the year	-	-	-	-	-	-	(21,735)	68,418	46,683
Transactions with owners, recorded directly in equity
Share based payment	-	-	-	-	9,564	-	-	-	9,564
Exercise of share options	430,340	36	4,629	-	-	-	-	-	4,665
Issue of shares arising from issue of restricted share units	3,768	-	-	-	-	-	-	-	-
Share issue costs	-	-	(76)	-	-	-	-	-	(76)
Repurchase of ordinary shares	(545,597)	(44)	-	44	-	-	-	(9,005)	(9,005)
Share repurchase costs	-	-	-	-	-	-	-	(113)	(113)
Transfer of exercised and expired share based awards	-	-	-	-	(2,294)	-	-	2,294	-

Total contributions by and distributions to owners	(111,489)	(8)	4,553	44	7,270	-	-	(6,824)	5,035

Total transactions with owners	(111,489)	(8)	4,553	44	7,270	-	-	(6,824)	5,035

Balance at 31 December 2011	60,135,603	5,055	160,090	44	38,170	6,071	(7,738)	186,461	388,153
As permitted by section 148(8) of the Companies Act 1963, the Company has not presented a Company income statement. The profit for the 2011 financial year retained by the Company amounted to $68,418,000 (2010: profit $1,956,000).

Company Statement of Cash Flows
for the year ended 31 December 2012

	Note	Year ended	Year ended
		31 December	31 December
		2012	2011
		$’000	$’000

Profit for the financial year		1,034	68,418
Adjustments to reconcile net income to net cash generated from operating activities
Depreciation	1	579	535
Amortisation of intangible assets	2	256	188
Share based payment		3,665	2,145
Interest on intercompany loans	3	(2,678)	(2,770)
Financing expense		921	818
Income tax expense		1,058	838
Operating cash inflow before changes in working capital		4,835	70,172

Decrease/(increase) in other current assets		314	(1,168)
Increase in accounts payable and accrued and other liabilities		3,161	1,250
Increase in income taxes payable		713	72
Cash provided by operations		9,023	70,326
Interest paid		(602)	(388)
Income taxes paid		(925)	(715)
Net cash inflow from operating activities		7,496	69,223
Investing activities
Purchase of computer software		(172)	(566)
Purchase of property, plant and equipment		(50)	(278)
Net cash used by investing activities		(222)	(844)
Financing activities
Increase in amounts due from subsidiary undertakings		(7,140)	(62,380)
Proceeds from exercise of share options		13,015	4,665
Share issuance costs		(74)	(76)
Repurchase of ordinary shares		(15,605)	(9,005)
Share repurchase costs		(190)	(113)
Net cash used in financing activities		(9,994)	(66,909)
Net (decrease)/increase in cash and cash equivalents		(2,720)	1,470
Effect of exchange rate changes		49	(55)
Cash and cash equivalents at start of year		3,729	2,314
Cash and cash equivalents at end of year		1,058	3,729

Notes to Company Financial Statements
for the year ended 31 December 2012

1.  Property, plant and equipment

			Office
	Leasehold	Computer	furniture &
	improvements	equipment	fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2012	630	1,545	1,535	3,710
Additions	2	168	2	172
Reclassification	138	-	(138)	-
Foreign currency movement	36	64	63	163

At 31 December 2012	806	1,777	1,462	4,045

Depreciation
At 1 January 2012	359	1,147	732	2,238
Charge for the year	165	196	218	579
Reclassification	105	-	(105)	-
Foreign currency movement	19	44	29	92

At 31 December 2012	648	1,387	874	2,909

Net book value
At 31 December 2012	158	390	588	1,136

At 31 December 2011	271	398	803	1,472

			Office
	Leasehold	Computer	furniture &
	improvements	equipment	fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2011
Additions	682	1,339	1,606	3,627
Disposals	2	281	27	310
Foreign currency movement	(54)	(75)	(98)	(227)

At 31 December 2011	630	1,545	1,535	3,710

Depreciation
At 1 January 2010	235	986	583	1,804
Charge for the year	140	211	184	535
Foreign currency movement	(16)	(50)	(35)	(101)

At 31 December 2011	359	1,147	732	2,238

Net book value
At 31 December 2011	271	398	803	1,472

At 31 December 2010	447	353	1,023	1,823

Notes to Company Financial Statements (continued)
for the year ended 31 December 2012

2. Intangible assets

Computer Software $’000
Cost
At 1 January 2011	515
Additions	532
Foreign exchange movement	(20)
At 31 December 2011	1,027

Additions	50
Foreign exchange movement	23
At 31 December 2012	1,100

Amortisation
At 1 January 2011	154
Arising during the year	188
Foreign exchange movement	(5)
At 31 December 2011	337

Arising during the year	256
Foreign exchange movement	7
At 31 December 2012	600

Net book value
At 31 December 2012	500

At 31 December 2011	690

Notes to Company Financial Statements (continued)
for the year ended 31 December 2012

3. Investment in subsidiaries

	Investment in Subsidiary Undertakings $’000	Long Term Advances to Subsidiary Undertakings $’000	Total $’000
Cost
At 1 January 2011	260,779	75,357	336,136
Imputed interest on long term intercompany loans	-	2,770	2,770
Additions	452	-	452
Disposals	(30,885)	-	(30,885)
Impairment	(391)	-	(391)
Share based payment	7,420	-	7,420
Foreign exchange movement	(5,356)	(4,982)	(10,338)
At 31 December 2011	232,019	73,145	305,164

Imputed interest on long term intercompany loans	-	2,678	2,678
Additions	46,480	-	46,480
Share based payment	6,551	-	6,551
Amounts recharged to group undertakings	(4,765)		(4,765)
Foreign exchange movement	5,500	1,375	6,875
At 31 December 2012	285,785	77,198	362,983

4. Deferred taxation

The net deferred tax asset at 31 December 2012 was as follows:

	31 December	31 December
	2012	2011
	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	77	181
Property, plant and equipment	213	6
Share based payment	-	30
Loans to subsidiaries	142	477

Total deferred taxation assets	432	694

Deferred taxation liabilities
Property, plant and equipment	(29)	(24)
Accrued expenses and payments on account	(7)	(4)

Total deferred taxation liabilities	(36)	(28)

Net deferred taxation asset	396	666

Notes to Company Financial Statements (continued)
for the year ended 31 December 2012

4. Deferred taxation (continued)

The movement in temporary differences during the year ended 31 December 2012 and year ended 31 December 2011 was as follows:

	Balance		Balance
	1 January	Recognised in	31 December
	2012	Income	2012
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	181	(104)	77
Property plant and equipment	6	207	213
Share based payments	30	(30)	-
Loans to subsidiaries	477	(335)	142

Total deferred taxation assets	694	(262)	432

Deferred taxation liabilities
Property, plant and equipment	(24)	(5)	(29)
Accrued expenses and payments on account	(4)	(3)	(7)

Total deferred taxation liabilities	(28)	(8)	(36)

Net deferred taxation asset	666	(270)	396

	Balance		Balance
	1 January	Recognised in	31 December
	2011	Income	2011
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	245	(64)	181
Property plant and equipment	33	(27)	6
Share based payments	-	30	30
Loans to subsidiaries	808	(331)	477

Total deferred taxation assets	1,086	(392)	694

Deferred taxation liabilities
Property, plant and equipment	(10)	(14)	(24)
Accrued expenses and payments on account	(5)	1	(4)

Total deferred taxation liabilities	(15)	(13)	(28)

Net deferred taxation asset	1,071	(405)	666
At 31 December 2012 and 31 December 2011 the Company had no operating loss carry forwards for income tax purposes and there were no deferred tax assets that have not been recognised.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2012

5. Other current assets

	31 December	31 December
	2012	2011
	$’000	$’000

Prepayments	1,640	1,993
Other receivables	1,578	1,453

Total	3,218	3,446

6. Accrued and other liabilities

	31 December	31 December
	2012	2011
	$’000	$’000
Non-current other liabilities
Non-current other liabilities	4,967	-

Total	4,967	-

Current liabilities
Accruals and other liabilities	8,185	9,238

Total	8,185	9,238

7. Payroll and related benefits

The aggregate payroll costs of employees of the Company for the year ended 31 December 2012 was as follows:

	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000

Wages and salaries	30,004	28,819
Social welfare costs	5,403	5,374
Pension costs for defined contribution pension schemes	1,163	1,179
Share based payment	3,666	2,145

Total	40,236	37,517

Certain employees of the Company are eligible to participate in a defined contribution plan (the "plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant's contributions typically at 6% of the participant's annual compensation. The Company also makes contributions for Directors and Executive officers at rates ranging from 10% to 15% of the individual’s  basic salary. Contributions to this plan are recorded as a remuneration expense in the Company Income Statement. Contributions for the year ended 31 December 2012 and the year ended 31 December 2011 were $1,163,000 and $1,179,000 respectively.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2012

7. Payroll and related benefits (continued)

The average number of employees, including executive Directors, employed by the Company for the year ending 31 December 2012 was as follows:

	Year ended	Year ended
	31 December	31 December
	2012	2011

Marketing	3	3
Administration	72	99
Clinical research	413	356

Total	488	458

8. Related parties

The Company entered into the following transactions with subsidiary companies during the period:

	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000
Income Statement
Expenses recharged to subsidiary companies	30,060	22,454
Imputed interest charged to subsidiary companies	2,678	2,770

Total	32,728	25,224

Cash Flow Statement
Increase in intercompany debtor	(7,140)	(62,380)

Total	(7,140)	(62,380)

Directors and Executive Officers of the Parent Company are the same as those for the Group.  For information on transactions with Directors and Executive Officers see note 29 to the Group financial statements, and for information on Directors’ remuneration see note 8.

9.   Commitments and Contingencies

Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2012

9.   Commitments and Contingencies (continued)

Operating Leases

The Company has several non-cancelable operating leases that expire over the next 5 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognised $3.4 million and $3.0 million in rental expense for the years ended December 31, 2012 and December 31, 2011 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
$’000
2013	2,610
2014	930
2015	516
2016	291
2017	-
Thereafter	-

Total	4,347

10. Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial position.

11. Financial instruments

The Company is exposed to various financial risks in the normal course of the business.  The Company’s financial instruments typically comprise, cash, bank borrowings and accounts payable. The main purpose of these financial instruments is to provide finance for the Company’s operations.  The main risks arising from the Company’s financial instruments are credit risk, liquidity risk, interest rate risk, and foreign exchange risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  Credit risk in respect of the Company arises on balances due from group companies, and as the group is financially sound and the subsidiary entities that ICON Plc the company trades with are in a position to make payments as and when they fall due, the Company has assessed the exposure to credit risk as low.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s liquidity risk arises from the repayment of short term debt and other obligations as they fall due.  The Company minimises liquidity risk by ensuring that sufficient cash balances and committed bank lines of credit are available to meet its obligations as they fall due. The Company’s bank credit lines and facilities are the same as Group. Details of the Group’s bank credit lines and facilities are set out in note 22.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2012

11. Financial instruments (continued)

The following table sets out details of the maturity of the Company’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to the contractual maturity date:

At 31 December 2012

	Carrying Amount	Contractual Cashflows	6 mths or less	6 to12 mths	1 to 2 years	2 to 5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Accounts payable	(454)	(454)	(454)	-	-	-	-
Accruals and other liabilities	(8,185)	(8,185)	(8,185)	-	-	-	-
Non-current other liabilities	(4,967)	(4,967)	-	-	(2,484)	(2,483)	-

	(13,606)	(13,606)	(8,639)	-	(2,484)	(2,483)	-

At 31 December 2011

	Carrying Amount	Contractual Cashflows	6 mths or less	6 to12 mths	1 to 2 years	2 to 5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Accounts payable	(438)	(438)	(438)	-	-	-	-
Accruals and other liabilities	(9,238)	(9,238)	(9,238)	-	-	-	-

	(9,676)	(9,676)	(9,676)	-	-	-	-

Foreign currency risk

While the functional currency of the Company is Euro, the Company reports its results in U.S. dollars. As a consequence, the results, when translated into U.S. dollars, could be affected by fluctuations in exchange rates against the U.S. dollar.  At 31 December 2012 (2011: $nil) the Company had $nil US dollar denominated bank loans.

Interest rate risk

The Company finances its operations through a mixture of shareholders’ funds, borrowings and working capital. The Company borrows in desired currencies at both fixed and floating rates of interest.  In general the Company borrows at floating rates of interest but may borrow at fixed rates depending on rates available.  The Company determines the level of borrowings at fixed rates of interest having regard to current market rates and future trends.  At 31 December 2012, the Company did not have any borrowings drawn down.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2012

11. Financial instruments (continued)

Fair Values

Financial instruments are measured in the statement of financial position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:
Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value of the Company’s financial assets and liabilities, together with the carrying amounts, which are shown in the Statement of Financial Position, are as follows:

	31 December 2012	31 December 2012	31 December 2011	31 December 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$’000	$’000	$’000	$’000

Loans to subsidiaries	77,198	77,198	73,145	73,002
Amounts due from subsidiary undertakings	45,308	45,308	82,529	82,529
Cash and cash equivalents	1,058	1,058	3,729	3,729
Other current assets	3,218	3,218	3,446	3,446

	126,782	126,782	162,849	162,706

Accounts payable	(454)	(454)	(438)	(438)
Accruals and other liabilities	(8,185)	(8,185)	(9,238)	(9,238)
Non-current other liabilities	(4,967)	(4,967)	-	-

	(13,606)	(13,606)	(9,676)	(9,676)

The carrying values of cash and cash equivalents, other current assets, accounts payable, amounts due from subsidiary undertakings and accruals and other liabilities are carried at amortised cost and  assumed to be approximate to their fair values due to the short term nature of these balances.

The fair value of loans to subsidiaries for disclosure purposes is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. They are measured on the basis of level three inputs.

Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2012

12. Approval of financial statements

The Board of Directors approved the Company financial statements on 23 April 2013.

Reconciliation from IFRS to US Accounting Policies

The financial statements of the Group set out on pages 13 to 101 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union (“EU IFRS”), which differ in certain significant respects from generally accepted accounting principles applicable in the U.S. (“U.S. GAAP”).  The material differences as they apply to the Group’s financial statements are as follows:

(a)	Financial statement format

The format of the financial statements and certain note disclosures differ under U.S. GAAP from those under EU IFRS.  The Group prepared a U.S. Securities and Exchange Commission Form 20-F Report which was made available to all shareholders in March 2013. The financial statements included in such Form 20-F are prepared in accordance with U.S. GAAP.

(b)	Merger with PRAI

The Group accounts for business combinations under EU IFRS in accordance with the IFRS 3 Business Combinations.  As permitted by IFRS 1 First Time Adoption of International Financial Reporting Standards the Group has only restated business combinations from 1 June 2001 onwards.  Business combinations prior to this date have not been restated.  In addition, goodwill has no longer been amortised since 1 June 2001, but rather is tested annually for impairment.  U.S. GAAP adopts different criteria to EU IFRS for establishing the method of accounting to be adopted for business combinations. On 28 January 2000 the Group completed a transaction with Pacific Research Associates Inc. (“PRAI”), a Group specialising in data management, statistical analysis and medical and regulatory consulting based in San Francisco, USA.  The merger with PRAI was accounted for using acquisition accounting principles in accordance with EU IFRS whilst U.S. GAAP required that the merger be accounted for using the pooling-of-interest method of accounting. U.S. GAAP pooling-of-interest accounting has resulted in a number of adjustments. Most significantly

(i)	the Group’s historic US GAAP financial statements have been restated to reflect the combined results of ICON and PRAI;
(ii)	the costs of the merger were expensed for U.S. GAAP purposes and included in the cost of acquisition for IFRS;
(iii)	goodwill arising on IFRS has been amortised over its expected useful life up to 31 May 2001. No goodwill arose on the merger under U.S. GAAP;
(iv)	the tax charge arising on the conversion of PRAI from an S-Corporation to a C-Corporation is treated as a pre acquisition charge under IFRS.

(c)Share based payment expense

IFRS requires that the fair value of share based payments be expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  In the year ending 31 December 2012, the Group has accounted for share based payments under U.S. GAAP in accordance with FASB ASC 718, Compensation – Stock Compensation, which also requires that the fair value of share based payments be expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  There is a difference in recorded expense because firstly different periods are in scope for both treatments due to the different effective dates under both standards and secondly due to different models used to calculate the fair value of options. Under US GAAP the Black-Scholes model was used for the calculation of the expense whereas under IFRS this model is not the preferred model to be used and as such the binomial model is used.

Reconciliation from IFRS to US Accounting Principles (continued)

(d)    Deferred tax assets

IFRS requires that the fair value of share based payments, including share options issued to employees, is expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  Under U.S. tax law the Group receives a tax deduction when U.S. employee share options are exercised.  This deduction is measured as the intrinsic value of the share options at the date the options are exercised.  Therefore, the tax deduction generally arises in different amounts and in different periods from compensation cost recognised in the financial statements.

Under US GAAP, FASB ASC 740, Income Taxes, the Group has recognised a deferred tax asset for the cumulative amount of compensation cost recognised in the financial statements for options that will result in a future tax deduction.  A similar deferred tax asset is also recognised under IFRS for options that will result in a future tax deduction, however, under IAS 12 Income Taxes if the tax deduction available in future periods is not known at the end of the period it is estimated based on information available at the end of the period.  As the tax deduction is dependent upon the Group’s share price at the exercise date, the measurement of the deductible temporary difference is based on the Group’s share price at the end of the period.  Where the amount of the estimated future tax deduction exceeds the amount of the related cumulative remuneration expense, the deferred tax associated with the excess is recognised directly in equity.

(e)Forward-looking statements

To the extent any statements made in this annual report deal with information that is not historical, these statements are necessarily forward-looking. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Group’s control. Any forward-looking statement made by the Group is based only on information currently available as at the time of publication of this report. Forward-looking statements are subject to the occurrence of many events outside of the Group’s control and are subject to various risk factors that would cause our results to differ materially from those expressed in any forward-looking statement. These risk factors described in Appendix A on pages 120 to 127 include, without limitation, the inherent risk of dependence on pharmaceutical and biotechnology industries and certain clients, termination or delay of large contracts, risk of cost overruns, the risk of clinical outcomes, regulatory risks, and market competition.

Reconciliation from IFRS to US Accounting Principles (continued)

The following is a summary of the material adjustments to profit for the financial year and shareholders’ equity, which would be required, had the financial statements been prepared in accordance with U.S. GAAP.

(i)	Effect on profit for the financial year

	Year ended	Year ended
	31 December	31 December
	2012	2011
	$’000	$’000

Profit for the financial year attributable to equity holders as stated under IFRS	58,346	19,230

US GAAP adjustments
Share based payment expense under IFRS	10,217	9,564
Share based payment expense under U.S. GAAP	(11,521)	(9,355)
Deferred tax adjustments on share based payments	(1,443)	3,441
Additional pension costs on defined benefit pension scheme	(179)	-

Net income as stated under U.S. GAAP	55,420	22,880

Basic earnings per Ordinary Share under U.S. GAAP	$0.92	$0.38

Diluted earnings per Ordinary Share under U.S. GAAP	$0.92	$0.37

(ii)	Effect on shareholders’ equity

	31 December	31 December
	2012	2011
	$’000	$’000

Shareholders’ equity as stated under IFRS	766,441	691,848

US GAAP adjustments
Goodwill arising on merger with PRAI	(15,010)	(15,010)
Amortisation of goodwill arising on merger with PRAI	1,001	1,001
Deferred tax adjustments on share based payments	2,143	3,705

Shareholders’ equity as stated under U.S. GAAP	754,575	681,544

Reconciliation from IFRS to US Accounting Principles (continued)

(iii)	Effect on total assets

	31 December	31 December
	2012	2011
	$’000	$’000

Total assets as stated under IFRS	1,205,173	1,031,266

US GAAP adjustments
Goodwill arising on merger with PRAI	(15,010)	(15,010)
Amortisation of goodwill arising on merger with PRAI	1,001	1,001
Deferred tax adjustments on share based payments	2,143	3,705
Offset between deferred tax assets and liabilities	8,801	6,555

Total assets as stated under U.S. GAAP	1,202,108	1,027,517

(iv)	Effect on total liabilities

	31 December	31 December
	2012	2011
	$’000	$’000

Total liabilities as stated under IFRS	438,732	339,418

US GAAP adjustments
Offset between deferred tax assets and liabilities	8,801	6,555

Total liabilities as stated under U.S. GAAP	447,533	345,973

Appendix A: Risk Factors

Risk related to our business and operations

We depend on a limited number of clients and a loss of or significant decrease in business from them or one or more of them could affect our business.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients.  During the years ended 31 December 2012, 31 December 2011 and 31 December 2010, 48%, 37% and 33% of our net revenues were derived from our top five clients.  During the year ended 31 December 2012 18% and 12% of our net revenues were derived from two clients, with no other client contributing more than 10% of net revenues during this period. During the year ended 31 December 2011 13% of our net revenues were derived from one client, with no other client contributing more than 10% of net revenues during this period. During the year ended 31 December 2010 no one client contributed more than 10% of net revenues. The loss of, or a significant decrease in business from one or more of these key clients could have a material adverse impact on our results of operations.

Many of our contracts are long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects and we were unable to negotiate a change order for the value of work performed.

Many of our contracts are long-term fixed fee contracts.  Revenues on these contracts are agreed in the contract between the Group and the customer and are based on estimated time inputs to the contract.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Group regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.  The Group further endeavours to ensure that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for additional work as necessary.  If we were to fail to recognise and negotiate change orders for changes in the resources required or the scope of the work to be performed the Group could lose money if the costs of performance of these contracts exceeded their fixed fees.

If our clients discontinue using our services, or cancel or discontinue projects, our revenue will be adversely affected and/or we may not receive their business in the future or may not be able to attract new clients.

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have cancelled or discontinued projects and may in the future cancel their contracts with us for reasons including:

●	the failure of products being tested to satisfy safety or efficacy requirements;
●	unexpected or undesired clinical results of the product;
●	a decision that a particular study is no longer necessary or viable;
●	poor project performance, quality concerns, insufficient patient enrollment or investigator recruitment; or
●	production problems resulting in shortages of the drug.

If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.

Appendix A: Risk Factors (continued)

If we fail to attract or retain qualified staff, our performance may suffer.

Our business, future success and ability to continue and expand operations depend upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other Clinical Research Organisations “CROs”, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. An inability to attract a sufficient number and calibre of clinical research professionals at an acceptable cost would impact our future performace and results of operations.

Our ability to perform clinical trials is dependent upon the ability to recruit suitable willing patients.

The successful completion of clinical trials is dependent upon the ability to recruit suitable and willing patients on which to test the drug under study. The availability of suitable patients for enrollment on studies is dependent upon many factors including, amongst others, the size of the patient population, the design of the study protocol, eligibility criteria, the referral practices of physicians, the perceived risks and benefits of the drug under study and the availability of alternative medication, including medication undergoing separate clinical trial.  Insufficient patient enrollment may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

Our ability to perform clinical trials is dependent upon our ability to recruit suitable willing investigators.

We contract with physicians located in hospitals, clinics or other such sites, who serve as investigators in conducting clinical trials to test new drugs on their patients. Investigators supervise administration of the study drug to patients during the course of the clinical trial. The successful conduct of a clinical trial is dependent upon the integrity, experience and capabilities of the investigators conducting the trial. Insufficient investigator recruitment, which in turn may lead to insufficient patient enrollment, may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

We rely on third parties for important products and services.

We depend on certain third parties to provide us with products and services critical to our business.  Such services include, amongst others, suppliers of drugs for patients participating in trials, suppliers of kits for use in our central laboratory business, suppliers of reagents for use in our testing equipment and providers of maintenance services for our equipment.  The failure of any of these third parties to adequately provide the required products or services could have a material adverse effect on our business.

We are highly dependent on information technology. If our systems fail or are unreliable our operations may be adversely impacted.

The efficient operation of our business depends on our information technology infrastructure and our management information systems. Our information technology infrastructure includes both third party solutions and applications designed and maintained internally. Since our Group operates on multiple platforms, the failure of our information technology infrastructure and/or our management information systems to perform could severely disrupt our business and adversely affect our results of operation. In addition, our information technology infrastructure and/or our management information systems are vulnerable to damage or interruption from natural or man-made disasters, terrorist attacks, computer viruses or hackers, power loss, or other computer systems, Internet telecommunications or data network failures. Any such interruption could adversely affect our business and results of operations.

A significant portion of our operations rely on the secure processing, storage and transmission of confidential information, including client and personal confidential information.   For example, through our Phase I business, we obtain and store personal health-related information of participating subjects. Our activities are subject to a risk of cyber security issues and/or attacks which could result in the disclosure or loss of confidential client or customer information, damage to our reputation, additional costs, regulatory penalties and financial losses.  Despite our security measures, our computer systems, software and networks, or those of our suppliers, customers and so on, are vulnerable to unauthorized access, loss or destruction of data (including confidential client information and personal health data), hardware malfunctions, unavailability of service, computer viruses or other malicious code, cyber attacks and other events. These threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure.

Appendix A: Risk Factors (continued)

We may make acquisitions in the future, which may lead to disruptions to our ongoing business.

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to successfully integrate an acquired group or business, the acquisition could lead to disruptions to our business. The success of an acquisition will depend upon, among other things, our ability to:

●	assimilate the operations and services or products of the acquired group or business;

●	integrate acquired personnel;

●	retain and motivate key employees;

●	retain customers; and

●	minimise the diversion of management's attention from other business concerns.

In the event that the operations of an acquired group or business do not meet our performance expectations, we may have to restructure the acquired group or business or write-off the value of some or all of the assets of the acquired group or business.

Our operations might be impacted by a disruption to travel systems.

Many of our operations rely on the availability of air or other transportation for the distribution of clinical trial materials, study samples and personnel. A disruption to the air travel system or other travel systems could materially impact our operations. While we have developed contingency plans to minimise the impact of such events, a disruption to the availability of air transportation or other travel systems could have a material adverse impact on our activities and results of operations.

We rely on our interactive voice response systems to provide accurate information regarding the randomisation of patients and the dosage required for patients enrolled in the trials.

We develop and maintain computer run interactive voice response systems to automatically manage the randomisation of patients in trials, assign the study drug, and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients which could give rise to patient safety issues, invalidation of the trial and/or liability claims against the Company among other things.

We rely on various control measures to mitigate the risk of a serious adverse event resulting from healthy volunteer Phase I trials.

We conduct healthy volunteer Phase I trials including first-into-man trials. Due to the experimental nature of these studies, serious adverse events may arise. We mitigate such events by following Good Clinical Practice and ensuring appropriately trained and experienced clinical physicians are managing these trials and that internal Standard Operating Procedures and client protocols are rigorously adhered to. We also ensure that a signed contract is in place with the client in advance of clinical dosing with appropriate indemnifications and insurance coverage. Following our internal review and submission, an independent ethics committee approves the study protocol and appropriate approval is obtained from the relevant regulatory body.

Appendix A: Risk Factors (continued)

Risk Related to Our Industry

We are dependent on the continued outsourcing of research and development by the pharmaceutical, biotechnology and medical device industries.

We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could adversely affect our business. For example, if these companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilise our services. In addition, if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business.

Large pharmaceutical companies are increasingly consolidating their vendor base and entering strategic partnership arrangements with a limited number of outsource providers.

Large pharmaceutical companies are continually seeking to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. This has generally been positive for CRO’s as it has resulted in increased outsourcing by these companies.  However, in an effort to drive further efficiencies in their development processes, large pharmaceutical companies in particular are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers.  While we believe this trend will benefit large CRO’s with global capabilities and expertise such as ICON, and may also lead to increased outsourcing spend, the failure to enter strategic partnership arrangements with customers or the loss of existing customers as a result of them entering strategic partnership arrangements with our competitors could have a material adverse impact on our results of operations.

Increased collaboration amongst pharmaceutical companies in research and development activities may lead to fewer research opportunities.

Certain pharmaceutical companies have begun to collaborate in seeking to develop new drug candidates.  Increased collaboration amongst pharmaceutical companies may lead to fewer research opportunities, which in turn may lead to fewer outsource opportunities for companies within the CRO industry.  A reduction in outsource opportunities as a result of this increased collaboration could have a material adverse impact on our results of operations.

Risk Related to Our Financial Results and Financial Position

Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter.

Our results of operations in any quarter can fluctuate depending upon, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation and cancellation or termination of projects in a quarter, the mix of revenue, cost overruns, employee hiring and other factors. Our net revenue in any period is directly related to the number and percentage of employees who were working on projects billable to the client during that period. We may be unable to compensate for periods of underutilisation during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results.

Appendix A: Risk Factors (continued)

Our exposure to exchange rate fluctuations could adversely affect our results of operations.

Our contracts with clients are sometimes denominated in currencies other than the currency in which we incur expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations. This risk is partially mitigated by clauses in certain of our contracts which allow for price renegotiation with clients if changes in the relative value of those currencies exceed predetermined tolerances.

In addition, we are also subject to translation exposures as our consolidated financial results are presented in U.S. dollars, while the local results of certain of our subsidiaries are prepared in currencies other than U.S. dollars, including, amongst others, the pound sterling and the euro.  Accordingly, changes in exchange rates between the U.S. dollar and those other currencies will affect the translation of a subsidiary’s financial results into U.S. dollars for purposes of reporting our consolidated financial results.

Our effective tax rate may fluctuate from quarter-to-quarter, which may affect our results of operations.

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our revenue and earnings amongst the multiple tax jurisdictions in which we operate and the tax law in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter to quarter.  In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions.  These audits may involve complex issues which could require an extended period of time for resolution.  While we believe that adequate provisions for income taxes have been made in our financial statements, the resolution of audit issues may lead to differences which could have a significant impact on our effective tax rate.

Our backlog may not convert to net revenue and the rate of conversion may slow.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients.  Our backlog at any date is not necessarily a meaningful predictor of future results, due to the potential for the cancellation or delay of projects underlying the backlog.  No assurances can be given that we will be able to realise this backlog as net revenue.  A failure to realise backlog as net revenue could have a material adverse impact on our results of operations.  In addition, as the length and complexity of projects underlying our backlog increases, the rate at which backlog converts to net revenue may be slower than in the past.  A significant reduction in the rate at which backlog converts to net revenue could have a material impact on our results of operations.

Significant changes from our estimates of contingent consideration payable on acquisitions could have a serious adverse impact on our results of operations.

We have made a number of acquisitions in the past and will continue to review new acquisition opportunities.  The cost of many of these acquisitions includes a portion which is contingent upon certain future events, such as the achievement of a particular revenue or earnings target.  Where an acquisition agreement provides for such additional consideration, the amount of the estimated additional consideration is recognised on the acquisition date at fair value. The accounting treatment of any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration.  If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity.  If the contingent consideration is classified as an asset or liability any adjustments will be accounted for through the consolidated income statement or other comprehensive income depending on whether the asset or liability is considered a financial instrument.  Significant estimates and judgements are required in estimating the acquisition date fair value of the additional consideration. Changes in business conditions or the performance of the acquired business could lead to a significant change between our estimate of the acquisition date fair value and amounts payable which could have a significant adverse impact on our results of operations.

Appendix A: Risk Factors (continued)

The Group is exposed to various risks in relation to our cash and cash equivalents and current asset investments.

The Group’s treasury function actively manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances.  These balances are classified as cash and cash equivalents or current asset investments depending on the maturity of the related investment.  Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less.  Current asset investments comprise highly liquid investments with maturities of greater than three months and minimum “A” rated fixed and floating rate securities.

Given the global nature of our business, we are exposed to various risks in relation to these balances including liquidity risk, credit risk associated with the counterparties with which we invest, interest rate risk on floating rate securities, sovereign risk (our principal sovereign risk relates to investments in U.S. Treasury funds), and other factors.

We manage risks in relation to these balances through ongoing monitoring of the composition of the balances and ensuring that funds are invested in accordance with strict risk management policies and controls as specified by the Company’s Board of Directors.

Although we have not recognised any significant losses to date on our cash and cash equivalents or current asset investments, any significant declines in their market values could have a material adverse affect on our financial position and operating results.

Risk Related to Political, Legal or Regulatory Environment

We may lose business opportunities as a result of health care reform and the expansion of managed care organisations.

Numerous governments, including the U.S. government and governments outside of the U.S. have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, biotechnology and medical device companies may react by spending less on research and development and therefore this could have a material adverse effect on our business.

In addition to healthcare reform proposals, the expansion of managed care organisations in the healthcare market may result in reduced spending on research and development. Managed care organisations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

We may lose business as a result of changes in the regulatory environment.

Various regulatory bodies throughout the world may enact legislation which could introduce changes to the regulatory environment for drug development and research. The adoption and implementation of such legislation is difficult to predict and therefore could have a material adverse effect on our business.

Appendix A: Risk Factors (continued)

Failure to comply with the regulations of the U.S. Food and Drug Administration and other regulatory authorities could result in substantial penalties and/or loss of business.

The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. In addition, we must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer some or all of:

●	termination of any research;
●	disqualification of data;
●	denial of the right to conduct business;
●	criminal penalties;
●	other enforcement actions;
●	loss of clients and/or business; and
●	litigation from clients and resulting material penalties, damages and costs.

Liability claims brought against us could result in payment of substantial damages to plaintiffs and decrease our profitability.

Client Claims
If we breach the terms of an agreement with a client, this could result in claims against us for substantial damages which could have a material adverse effect on our business.

Claims relating to Investigators
We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. This testing creates the risk of liability for personal injury to or death of the patients. Although investigators are generally required by law to maintain their own liability insurance, we could be named in lawsuits and incur expenses arising from any professional malpractice or other actions against the investigators with whom we contract.

Indemnification from Clients
Indemnifications provided by our clients against the risk of liability for personal injury to or death of the patients vary from client to client and from trial to trial and may not be sufficient in scope or amount or the client may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and negligence of our employees and such negligence could lead to litigation from clients.

Insurance
We maintain what we believe is an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. The amount of coverage we maintain depends upon the nature of the trial. We may in the future be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award. Also, the insurance policies contain exclusions which mean that the policy will not respond or provide cover in certain circumstances.

Claims to Date
To date, we have not been subject to any liability claims that are expected to have a material effect on our business.

Appendix A: Risk Factors (continued)

We are subject to political, regulatory and legal risks associated with our international operations.

We are one of a small group of organisations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically in the past and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues.  However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment, regulatory and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalisation of private assets and the imposition of exchange controls.

Changes in the political and regulatory environment in the international markets in which we operate such as price or exchange controls could impact our revenue and profitability, and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations.  Political uncertainty and a lack of institutional continuity in some of the emerging and developing countries in which we operate could affect the orderly operation of markets in these economies.  In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance and/or have a material adverse effect on our business.

Uncertainty of the legal environment in some emerging countries could also limit our ability to enforce our rights.  In certain emerging and developing countries we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position.

Finally, we operate in some countries where national laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Given the high level of complexity of some of these laws and the large number of employees and contractors we have in many jurisdictions, there is a risk that some provisions may inadvertently be breached, for example through negligent behaviour of individual employees, or failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether merited or not, could have a material adverse effect on our reputation and could cause the trading price of our common stock to decline.

If any of the above risks or similar risks associated with our international operations were to materialise, our results of operations and financial condition could be materially adversely affected.

Risk Related to Our Common Stock

Volatility in the market price of our common stock could lead to losses by investors.

The market price of our common stock has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, amongst others, our results of operations, analyst expectations, developments impacting the industry or our competitors and general market and economic conditions. In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies.  Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.